Third Quarter Report
2024

Table of Contents

Management’s Discussion and Analysis of Results of Operations and Financial Position	1
Condensed Combined Balance Sheets	70
Condensed Combined Statements of Net Income	71
Condensed Combined Statements of Comprehensive Income	72
Condensed Combined Statements of Unitholders’ Equity	73
Condensed Combined Statements of Cash Flows	74
Notes to Condensed Combined Financial Statements	75
Corporate Information	Inside back cover

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

TABLE OF CONTENTS

Basis of Presentation	1	Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements	57
Financial and Operating Highlights	2	Non-IFRS Performance Measures and Ratios	57
Significant Matters	4	Significant Accounting Estimates	61
Business Overview and Strategic Outlook	6	New Accounting Pronouncements and Developments	63
Outlook	7	Internal Controls over Financial Reporting	64
Environmental, Social, Governance, and Resilience (ESG+R)	7	Risks and Uncertainties	64
Results of Operations	14	Quarterly Financial Data	65
Investment Properties	33	Forward-Looking Statements	67
Liquidity and Capital Resources	46

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the three and nine months ended September 30, 2024. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and nine months ended September 30, 2024 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The MD&A was prepared as at November 6, 2024 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2023 and dated February 28, 2024, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS performance measures and non-IFRS ratios in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business.

The non-IFRS performance measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI - cash basis”), same property NOI - cash basis, constant currency same property NOI - cash basis, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), available liquidity, total debt and net debt. Refer to “NON-IFRS PERFORMANCE MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

Granite REIT 2024 Third Quarter Report 1

The non-IFRS ratios include FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Refer to “NON-IFRS RATIOS” for definitions and reconciliations of non-IFRS ratios to IFRS financial measures.

Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)	2024	2023	2024	2023
Operating highlights
Revenue	$141.9	$131.5	$421.1	$391.4
Net operating income (“NOI”)	119.6	109.2	350.8	325.2
NOI - cash basis(1)	116.2	106.3	341.2	314.9
Net income attributable to stapled unitholders	111.6	33.1	276.9	105.3
FFO(1)	85.2	79.1	251.2	236.3
AFFO(1)	76.6	69.6	228.4	214.1
Cash provided by operating activities	106.7	85.2	267.4	237.1
Monthly distributions paid	51.8	51.0	156.1	153.0
FFO payout ratio(1)(2)	61%	64%	62%	65%
AFFO payout ratio(1)(2)	68%	73%	68%	71%

Per unit amounts
Diluted FFO(1)	$1.35	$1.24	$3.97	$3.70
Diluted AFFO(1)	$1.22	$1.09	$3.61	$3.35
Monthly distributions paid	$0.83	$0.80	$2.48	$2.40
Diluted weighted average number of units	63.0	63.9	63.3	63.9

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As at September 30, 2024 and December 31, 2023	2024	2023
Financial highlights
Investment properties - fair value	$9,094.5	$8,808.1
Cash and cash equivalents	133.5	116.1
Total debt(3)	3,080.5	2,998.4
Trading price per unit (TSX: GRT.UN)	$74.73	$76.28

Debt metrics, ratings and outlook
Net leverage ratio(1)	32%	33%
Interest coverage ratio(1)	5.2x	5.5x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	7.3x	7.6x
Weighted average cost of debt(4)	2.60%	2.59%
Weighted average debt term-to-maturity, in years(4)	3.1	3.9
Morningstar DBRS rating and outlook	BBB (high) stable	BBB (high) stable
Moody’s rating and outlook	Baa2 Stable	Baa2 Stable

Property metrics
Number of investment properties	143	143
Income-producing properties	138	137
Development properties(7)	5	6
Gross leasable area (“GLA”), square feet	63.3	62.9
Occupancy, by GLA	94.3%	95.0%
Committed occupancy, by GLA(8)	94.7%	NA
Magna as a percentage of annualized revenue(5)	27%	26%
Magna as a percentage of GLA	19%	19%
Weighted average lease term in years, by GLA	5.9	6.2
Overall capitalization rate(6)	5.3%	5.2%
(1)     For definitions of Granite’s non-IFRS measures and ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.
(2)     The FFO and AFFO payout ratios are calculated as monthly distributions, divided by FFO and AFFO, respectively, in a period.
(3)     Total debt includes lease obligations recognized under IFRS 16, Leases.
(4)     Excludes lease obligations recognized under IFRS 16, Leases.
(5)     Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(6)     Refer to “Valuation Metrics by Asset Category” in the “INVESTMENT PROPERTIES” section.
(7) Development properties include properties under development and land held for development.
(8) Committed occupancy as at November 6, 2024.

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SIGNIFICANT MATTERS

Construction and Development Commitments

Granite had the following construction and development commitments as at September 30, 2024:

Commitments		Accruals/ Payments/ Deposits Made			Year-One Stabilized Yield (2)
(in millions, except as noted)
Property Location	Additional sq ft		Future Commitments (1)	Total Cost
As at September 30, 2024:
Development and construction:
Site plan approval for a development in Brantford, ON	0.7	4.5	1.4	5.9	—%
Site plan approval and site infrastructure for a development in Houston, TX	1.3	0.9	5.3	6.2	—%
Other construction commitments	—	2.6	24.7	27.3	—%
	2.0	$8.0	$31.4	$39.4	—%
(1) Includes signed contracts and future budgeted expenditures not yet contracted.
(2) Yield based on total cost including land (see “Development and Expansion Projects”).

During the third quarter of 2024:

•Granite continued the site plan approval process for a second phase of its site in Brantford, Ontario for up to 0.7 million square feet; and

•Granite continued the site plan approval process and commenced site infrastructure work for the third phase of its site in Houston, Texas for up to 1.3 million square feet.

On August 1, 2024, Granite completed the 49,000 square foot expansion of its approximate 100,000 square foot industrial facility in Ajax, Ontario. Upon completion, a ten-year lease commenced for approximately 29,000 square feet.

On August 30, 2024, Granite completed the 52,000 square foot expansion of its approximate 238,000 square foot modern distribution facility in Weert, Netherlands. As a result of the expansion completion, the tenant has committed to a new ten-year term for the entire expanded facility.

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Subsequent Events

Stapled Unit Structure

On October 1, 2024, Granite completed the uncoupling of its stapled unit structure by replacing it with a conventional REIT trust unit structure (the “Arrangement”). As a result of and immediately following the Arrangement, each Granite unitholder held a number of Granite REIT units equal to the number of stapled units held prior to completion of the Arrangement, and Granite GP has become a wholly-owned subsidiary of Granite REIT. On October 3, 2024, the stapled units were delisted from the TSX and the NYSE, and the Granite REIT units trade on the TSX and the NYSE under the same ticker symbols “GRT.UN” and “GRP.U”, respectively. In connection with the completion of the Arrangement, Granite GP applied to cease to be a reporting issuer and ceased to be a reporting issuer on November 4, 2024. Further information on the Arrangement, including Canadian and US tax implications can be found at www.granitereit.com/unwind-of-stapled-unit-structure.

Issuance of Unsecured Debentures

On October 4, 2024, Granite REIT Holdings Limited Partnership (“Granite LP”) completed an offering of $800 million aggregate principal amount of senior unsecured debentures in two series (the “Offering”), which includes (i) $250 million aggregate principal amount of 3.999% Series 8 senior unsecured debentures due October 4, 2029 (the "October 2029 Debentures") and (ii) $550 million aggregate principal amount of 4.348% Series 9 senior unsecured debentures due October 4, 2031 (the "2031 Debentures"). The October 2029 Debentures and the 2031 Debentures are guaranteed by Granite REIT and Granite GP. Granite LP intends to use the remaining net proceeds from the Offering to refinance existing debt, including its US$185 million senior unsecured non-revolving term facility, to be repaid upon maturity on December 19, 2024, and for general corporate purposes.

On October 4, 2024, Granite LP also entered into a cross currency interest rate swap to exchange the Canadian dollar denominated principal and interest payments related to the October 2029 Debentures for Euro denominated principal and interest payments, resulting in an effective fixed interest rate of 3.494% for the five year term of the October 2029 Debentures.

2025 Term Loan Repayment

On October 4, 2024, Granite LP repaid in full the outstanding US$400.0 million aggregate principal amount of the 2025 Term Loan, which had a maturity date of September 15, 2025, using the net proceeds from the Offering. The 2025 Term Loan was fully prepayable without penalty. In conjunction with the repayment, the 2025 Interest Rate Swap was terminated and the related mark to market asset was settled on October 4, 2024.

Increase in Distributions

On November 6, 2024, Granite increased its targeted annualized distribution by 3.03% to $3.40 ($0.2833 per month) per unit from $3.30 ($0.2750 per month) per unit to be effective upon the declaration of the distribution in respect of the month of December 2024 and payable in mid-January 2025.

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BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at November 6, 2024, Granite owns 143 investment properties in five countries having approximately 63.3 million square feet of gross leasable area. Granite has a highly-integrated team of real estate professionals with extensive experience in operations, leasing, development, investment and asset management located at its head office in Toronto, Canada and regional offices in Dallas, United States; Vienna, Austria; and Amsterdam, Netherlands.

Granite’s investment properties consist of income-producing properties and development properties (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution warehouses, and light industrial and heavy industrial manufacturing properties. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties by geographic location, property count and square footage as at November 6, 2024 are summarized below:

Investment Properties Summary
Five countries/143 properties/63.3 million square feet
Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build upon its institutional and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to maintain a conservative balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”).
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Granite has positioned itself financially to execute on its strategic plan, including to capitalize on any strategic opportunities as they arise and existing and future development activity within its targeted geographic footprint.

As Granite looks to the remainder of 2024 and into 2025, its priorities are set out below:
•Driving FFO, AFFO and net asset value per unit growth while maintaining conservative capital ratios;
•Actively managing its income-producing portfolio and recently completed developments, focusing on new and renewal leasing;
•Assessing development, redevelopment and expansion opportunities in the U.S., Europe, and the Greater Toronto Area (the “GTA”);
•Selectively pursuing strategic land and income-producing property acquisition opportunities in our target markets; and
•Advancing Granite’s Environmental, Social, Governance and Resilience (ESG+R) program and meeting established targets and compliance requirements.

2024 OUTLOOK

For 2024 outlook, Granite’s FFO per unit forecast remains unchanged at $5.30 to $5.40. For AFFO per unit, we are increasing the forecast range by $0.05 to $4.65 to $4.75 from the previous forecast of $4.60 to $4.70 due to a reduced estimate in AFFO-related capital expenditures for the year from $28 million to $25 million. Granite has made a small modification to the foreign currency exchange rate assumption pertaining to the Euro for the forecast period from October to December 2024. The high and low ranges reflect foreign currency exchange rate assumptions where the high end of the range estimates the Canadian dollar to Euro exchange rate of 1.50 (previously 1.48) and the Canadian dollar to US dollar exchange rate of 1.38. On the low end of the range, we continue to assume exchange rates of the Canadian dollar to Euro of 1.43 and the Canadian dollar to US dollar of 1.32. With respect to constant currency same property NOI – cash basis guidance, Granite is forecasting the four-quarter average over 2024 to come in at approximately 6% which is at the lower end of the forecast range previously provided of 6.0% to 6.5%, implying constant currency same property NOI – cash basis of approximately 6.6% for the fourth quarter 2024. The revised forecast in constant currency same property NOI - cash basis is a result of updated vacancy and leasing assumptions. Granite’s 2024 outlook assumes no acquisitions and dispositions, excludes all corporate restructuring costs and assumes no favourable reversals of tax provisions relating to prior years which cannot be determined at this time.

Non-IFRS measures are included in Granite’s 2024 forecasts above (see “NON-IFRS PERFORMANCE MEASURES”). See also “FORWARD-LOOKING STATEMENTS”.

ENVIRONMENTAL, SOCIAL, GOVERNANCE, AND RESILIENCE (ESG+R)

Granite recognizes the important role building owners can play in fostering the efficient use of resources and respecting our environment. As a good steward for investors, Granite seeks to practically incorporate sustainability in its actions and decision-making process, while generating returns for unitholders.

Consistent with this principle, Granite applies the following long-term ESG+R objectives in its business:
Granite REIT 2024 Third Quarter Report 7

Environmental	Social	Governance	Resilience
Promote efficiency and sustainable practices at both Granite’s properties and corporate offices	Engage with investors, employees, tenants, property managers, and community	Disclose ESG+R performance as a commitment to transparency and accountability	Identify and mitigate potential climate-related risks within our portfolio

Granite’s ESG+R program is aligned with SASB1, GRESB2, GRI3 and TCFD4. Data provided herein has been reviewed by a third-party ESG+R consultant and represents a snapshot of current performance.

2024 GRESB

*2024 GRESB scoring methodology realized significant changes versus prior year.

GRESB assesses and scores the Environmental, Social, and Governance (“ESG”) performance of real estate portfolios around the world and in 2024, increased to over 2,200 participants. In 2024, Granite’s score decreased by 2 points compared to the prior year as a result of significant changes to the GRESB scoring methodology, but still maintained a 1st place ranking in its peer group and a 3-star rating.

2023 GRESB Public Disclosure Report

1 Sustainability Accounting Standards Board
2    Global Real Estate Sustainability Benchmarking
3    Global Reporting Initiative
4 Task Force on Climate-related Financial Disclosures
8 Granite REIT 2024 Third Quarter Report

In GRESB’s 2023 Public Disclosure Report, which evaluates the level of ESG disclosure by listed property companies and REITs, Granite was ranked 2nd in the United States of America Industrial sector comprised of 10 reporting entities. Granite completed the 2024 GRESB Public Disclosure Report and results are expected in the fourth quarter of 2024.
Below is a selection of key actions and performance items of Granite’s ESG+R Program:

Environmental — Actions & Performance
•Work to reduce landlord-controlled energy, operational emissions (scope 1 and 2), and water by 25% on an intensity basis, per square foot, by the beginning of 2030 (or 2.5% annual reduction) at Granite’s properties5;
•Increase the energy, emissions, water and waste data coverage across Granite’s portfolio to 50% of its income-producing portfolio by 2030 by collaborating with tenants, implementing green lease language, and obtaining data directly from the utility companies whenever available;
•Granite has exceeded its updated target to support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 24 MW of electricity by 20256. Solar PV systems with peak generation capacity of 45.32 MW are currently operational on Granite properties. Granite upgraded its target in 2024 to reach 50 MW of peak solar capacity by the end of 2025;
•Four beehives have been installed on Granite’s behalf at three properties to promote local biodiversity and engagement with tenants;
•Commit that all development projects controlled by Granite will be built to standards consistent with the scope of Granite’s Green Bond Framework and certify 100% of new developments to a third-party green building certification standard (such as LEED, BREEAM, Green Globes, DGNB). On October 12, 2023, Granite issued its third green bond, the 2029 Debentures (as defined herein), increasing Granite’s total green bond issuances to a total of $1.4 billion. As at December 31, 2023, Granite has allocated $1.16 billion (83%) of green bond net proceeds to Eligible Green Projects under its Green Bond Framework;
•All properties were sent an annual ESG+R metrics survey in the first quarter of 2024. The survey is used to identify what sustainability initiatives have been implemented at each property over the past year, including those initiated by tenants. A few highlights from fiscal 2023 include LED lighting installed at nine properties, EV charging stations added to six properties and automatic water meter reading systems installed at 21 properties, promoting energy and water savings across Granite’s portfolio; and
•Granite has exceeded the target to strategically evaluate and pursue applicable green building certifications at Granite’s properties and achieve 30% third-party green building certifications by floor area by 2030. Currently, 45% of Granite’s properties by GLA or 36% by income producing property count have received third-party green building certifications. Below is a list of Granite’s properties that have achieved a green certification.

5     Granite’s emissions reduction targets are aligned with the Paris Climate Accords’ goal of limiting global warming to two degrees Celsius above pre-industrial levels.
6    Onsite solar projects were installed at a total of 15 Granite assets as at September 30, 2024.
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Property	Size (Sq ft) in millions	Location	Certification Type	Level
Canada
Expansion to 555 Beck Crescent	0.1	Ajax, ON	Green Globes New Construction	2 Green Globes
2020 Logistics Dr.	0.8	Mississauga, ON	IREM Certified Sustainable Property	Certified
Expansion to 2095 Logistics Dr.	0.1	Mississauga, ON	Green Globes New Construction	2 Green Globes
600 Tesma Way	0.1	Concord, ON	IREM Certified Sustainable Property	Certified
8995 Airport Rd.	0.1	Brampton, ON	IREM Certified Sustainable Property	Certified
Europe
Im Ghai 36	0.3	Altbach, Germany	DGNB New Construction Logistics Buildings	Gold
Aquamarijnweg 2 & 4	0.2	Bleiswijk, Netherlands	BREEAM New Construction	Very Good
De Kroonstrat 1 (Phase 1), De Poosthoornstraat 2 (Phase 2)	0.5	Tilburg, Netherlands	BREEAM New Construction	Excellent
Francis Baconstraat 4	0.1	Ede, Netherlands	BREEAM New Construction	Very Good
Oude Graaf 15	0.2	Weert, Netherlands	BREEAM New Construction	Excellent
Swaardvenstraat 75	0.5	Tilburg, Netherlands	BREEAM New Construction	Excellent
United States
100 Clyde Alexander Lane	0.7	Pooler, GA	LEED Core and Shell Development	Certified
101 Clyde Alexander Lane	0.3	Pooler, GA	LEED Core and Shell Development	Certified
1243 Gregory Dr.	0.5	Antioch, IL	LEED Core and Shell Development	Silver
3900 Rock Creek Blvd.	0.3	Joliet, IL	IREM Certified Sustainable Property	Certified
905 Belle Lane	0.2	Bolingbrook, IL	Green Globes New Construction	2 Green Globes
501 Airtech Pkwy.	0.5	Plainfield, IN	IREM Certified Sustainable Property	Certified
1201 Allpoints Court	0.5	Plainfield, IN	Green Globes New Construction	2 Green Globes
445 Airtech Pkwy.	0.6	Plainfield, IN	IREM Certified Sustainable Property	Certified
831 North Graham Rd.	0.5	Greenwood, IN	IREM Certified Sustainable Property	Certified
1451 Allpoints Court	0.5	Plainfield, IN	IREM Certified Sustainable Property	Certified
10144 Veterans Dr.	0.7	Avon, IN	Green Globes New Construction	2 Green Globes
10207 Veterans Dr.	0.3	Avon, IN	Green Globes New Construction	2 Green Globes
60 Logistics Blvd.	0.7	Walton, KY	IREM Certified Sustainable Property	Certified
8735 South Crossroads Dr.	0.9	Olive Branch, MS	LEED Core and Shell Development	Certified
8740 South Crossroads Dr.	0.9	Olive Branch, MS	LEED Core and Shell Development	Certified
330 East Stateline Rd.	0.9	Southaven, MS	IREM Certified Sustainable Property	Certified
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Property	Size (Sq ft) in millions	Location	Certification Type	Level
2100 Center Square Rd.	0.4	Logan Township, NJ	LEED Core and Shell Development	Silver
15 Commerce Pkwy.	1.3	West Jefferson, OH	LEED New Construction and Major Renovation; BREEAM USA in Use	Certified; Good
100 Enterprise Pkwy.	1.2	West Jefferson, OH	BREEAM USA In Use	Good
10 Enterprise Pkwy.	0.8	West Jefferson, OH	IREM Certified Sustainable Property	Certified
535 Gateway Blvd.	0.7	Monroe, OH	IREM Certified Sustainable Property	Certified
1901 Beggrow St.	0.8	Columbus, OH	IREM Certified Sustainable Property	Certified
5415 Centerpoint Pkwy.	0.5	Columbus, OH	IREM Certified Sustainable Property	Certified
8741 Jacquemin Dr.	0.6	West Chester, OH	IREM Certified Sustainable Property	Certified
18201 NE Portal Way	0.3	Portland, OR	IREM Certified Sustainable Property	Certified
12 Tradeport Rd.	1.4	Hanover Township, PA	BREEAM USA in Use	Good
41 Martha Dr.	0.8	Bethel, PA	IREM Certified Sustainable Property	Certified
250 Tradeport Rd.	0.6	Nanticoke, PA	IREM Certified Sustainable Property	Certified
4995 Citation Dr.	0.4	Memphis, TN	IREM Certified Sustainable Property	Certified
100 Business Park Dr.	0.2	Lebanon, TN	Green Globes New Construction	2 Green Globes
120 Business Park Dr.	0.2	Lebanon, TN	Green Globes New Construction	2 Green Globes
150 Business Park Dr.	0.2	Lebanon, TN	Green Globes New Construction	2 Green Globes
2120 Logistics Way	0.8	Murfreesboro, TN	Green Globes New Construction	2 Green Globes
201 Sunridge Blvd.	0.8	Wilmer, TX	IREM Certified Sustainable Property	Certified
1301 Chalk Hill Rd.	2.3	Dallas, TX	BREEAM USA In Use	Good
3501 North Lancaster Hutchins Rd.	0.2	Lancaster, TX	LEED New Construction and Major Renovation	Silver
5000 Village Creek Rd.	0.6	Fort Worth, TX	Green Globes New Construction	2 Green Globes
13220 Crosby Freeway	0.3	Houston, TX	Green Globes New Construction	2 Green Globes
13230 Crosby Freeway	0.4	Houston, TX	Green Globes New Construction	2 Green Globes
13250 Crosby Freeway	0.7	Houston, TX	Green Globes New Construction	2 Green Globes
Total	28.5
% of GLA	45%

Granite REIT 2024 Third Quarter Report 11

Social — Actions & Performance
•Granite administered its second Employee Engagement Survey in May 2023 to gain an understanding of employee engagement and the effectiveness of its workplace practices;
•Contribute at least 500 local currency (USD/CAD/EUR) per income-producing property in Granite’s portfolio toward charitable donations;
•As part of Granite’s due diligence process, assess 100% of potential acquisitions for ESG+R and identify areas for improvement;
•Granite established a hybrid working model, providing enhanced work from home flexibility during the work week; and
•In September and October 2024, Granite held regional staff retreats in Amsterdam, Toronto and Dallas where internal staff and third-party consultants presented updates on recent market trends, company performance, and current projects to all employees. In addition, staff volunteered through local charitable organizations and had the opportunity to participate in various team-bonding events.

Governance — Actions & Performance
•Granite’s 2023 ESG+R Report was issued on August 7, 2024 and follows the GRI framework with TCFD and SASB disclosures;
•Provide leadership over Granite’s ESG+R Program through the Granite ESG+R Committee;
•Provide transparency to investors by incorporating ESG+R into regular updates to unitholders and stakeholders and through formal reporting frameworks such as GRESB, SASB, and GRI;
•Monitor asset compliance with government benchmarking requirements and ESG+R related regulations;
•Granite submitted to GRESB in June 2024 and received a 1st place ranking in its peer group;
•With a score of 93 out of 100, Granite ranked 10th and the top real estate entity in the 2023 Globe & Mail Board Games governance ranking, out of a total 219 companies comprising the S&P/TSX Composite Index;
•In June 2022, the Declaration of Trust was amended and restated to, among other things, (i) further align the Declaration of Trust with evolving governance best practices which includes introducing rights and remedies in favour of unitholders consistent with those available to shareholders of a corporation pursuant to the Business Corporations Act (British Columbia); and (ii) enhance unitholders’ rights respecting the process for and procedures at unitholder meetings, including the submission of proposals by unitholders;
•Granite maintains robust policies governing the various aspects of its business activities, which are reviewed annually and updated from time to time in order to reflect regulatory compliance and industry best practices, as appropriate; and
•The Compensation, Governance and Nominating Committee provides oversight over Granite’s ESG+R program. In addition, the Audit Committee is engaged in ESG+R matters as they pertain to overall risk management and oversight. Management provides regular updates on ESG+R matters and progress against objectives or targets to the wider Board of Directors/Trustees.

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Resilience — Actions & Performance
•Align Granite’s resilience program with the TCFD framework;
•Assess physical and transition climate-change risks over the short, medium, and long term during the new acquisition due diligence process and evaluate measures to increase resiliency in Granite’s underwriting process;
•Regular evaluation of Granite’s properties for physical and transition climate-change risks based on thresholds for higher risk perils as a percent of total portfolio value, and establish strategies to mitigate risks; and
•Granite uses the Moody’s ESG Solutions Climate on Demand tool to manage climate-related analytics which generates 1-100 risk scores in six physical categories of climate-related risks: sea-level rise, floods, hurricanes, heat stress, water stress and wildfires.

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RESULTS OF OPERATIONS

Net Income

The following is a summary of financial information from the unaudited condensed combined statements of net income for the three and nine months ended September 30, 2024 and 2023, respectively:

Net Income

	Three Months Ended September 30,			Nine Months Ended September 30,
(in millions, except as noted)	2024	2023	$ change	2024	2023	$ change
Rental revenue	$141.9	$131.5	10.4	$420.6	$391.4	29.2
Lease termination and close-out fees	—	—	—	0.5	—	0.5
Revenue	141.9	131.5	10.4	421.1	391.4	29.7
Property operating costs	22.3	22.3	—	70.3	66.2	4.1
Net operating income	119.6	109.2	10.4	350.8	325.2	25.6

General and administrative expenses	13.2	8.4	4.8	30.6	32.0	(1.4)
Depreciation and amortization	0.3	0.3	—	1.0	0.9	0.1
Interest income	(1.2)	(1.2)	—	(3.7)	(3.3)	(0.4)
Interest expense and other financing costs	22.3	18.8	3.5	66.1	55.8	10.3
Foreign exchange losses, net	0.9	0.2	0.7	0.5	0.7	(0.2)
Fair value (gains) losses on investment properties, net	(42.6)	53.2	(95.8)	(54.5)	139.7	(194.2)
Fair value losses on financial instruments, net	2.9	2.5	0.4	7.4	1.9	5.5
Loss on sale of investment properties	—	0.9	(0.9)	—	1.5	(1.5)
Income before income taxes	123.8	26.1	97.7	303.4	96.0	207.4
Income tax expense (recovery)	12.0	(8.1)	20.1	26.3	(10.5)	36.8
Net income	$111.8	$34.2	77.6	$277.1	$106.5	170.6

Net income attributable to:
Stapled unitholders	111.6	33.1	78.5	276.9	105.3	171.6
Non-controlling interests	0.2	1.1	(0.9)	0.2	1.2	(1.0)
	$111.8	$34.2	77.6	$277.1	$106.5	170.6

14 Granite REIT 2024 Third Quarter Report

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates						Period End Exchange Rates
	Three Months Ended September 30,			Nine Months Ended September 30,			September 30,	December 31,
	2024	2023	Change	2024	2023	Change	2024	2023	Change
$ per €1.00	1.498	1.459	3%	1.479	1.457	2%	1.506	1.460	3%
$ per US$1.00	1.364	1.341	2%	1.360	1.346	1%	1.352	1.320	2%

For the three and nine months ended September 30, 2024 compared to the prior year periods, the average exchange rates of the Euro and the US dollar relative to the Canadian dollar were higher, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite’s European and U.S. operations.

The period end exchange rates of the Euro and the US dollar relative to the Canadian dollar on September 30, 2024 were higher when compared to the December 31, 2023 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and U.S. operations were higher, when compared to December 31, 2023.

Granite REIT 2024 Third Quarter Report 15

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three and nine months ended September 30, 2024 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended September 30,	Nine Months Ended September 30,
(in millions, except per unit information)	2024 vs 2023	2024 vs 2023
Increase in revenue	$2.6	$4.9
Increase in NOI - cash basis(1)	2.2	4.1
Increase in net income	1.4	2.6
Increase in FFO(1)	1.4	2.7
Increase in AFFO(1)	1.3	2.5
Increase in FFO(1) per unit	$0.02	$0.04
Increase in AFFO(1) per unit	$0.02	$0.04
(1)    For definitions of Granite’s non-IFRS measures and ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.

Operating Results

Revenue

Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	$ change	2024	2023	$ change
Rental revenue and amortization(1)	$120.9	$110.3	10.6	$355.2	$327.8	27.4
Tenant recoveries	21.0	21.2	(0.2)	65.4	63.6	1.8
Lease termination and close-out fees	—	—	—	0.5	—	0.5
Revenue	$141.9	$131.5	10.4	$421.1	$391.4	29.7
(1)    Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

16 Granite REIT 2024 Third Quarter Report

Revenue for the three month period ended September 30, 2024 increased by $10.4 million to $141.9 million from $131.5 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q3 2024 vs Q3 2023 Change in Revenue
Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $0.7 million from consumer price index based increases and $3.3 million from fixed contractual adjustments related to rent escalations;
•the completion of two expansion projects in Canada and Netherlands, and two development projects in Canada and the United States increased revenue by $1.7 million;
•revenue increased by $4.1 million due to renewal and re-leasing activities for properties primarily in Canada, the United States, and Austria;
•vacancies at six properties in the United States and Canada decreased revenue by $2.0 million;
•foreign exchange had a net $2.6 million positive impact to revenue primarily due to the relative weakening of the Canadian dollar against the Euro and the US dollar, which increased revenue by $1.4 million and $1.2 million, respectively; and
•straight-line rent, and tenant recoveries and other decreased revenue by $0.7 million and increased revenue by $0.7 million, respectively.

Granite REIT 2024 Third Quarter Report 17

Revenue for the nine month period ended September 30, 2024 increased by $29.7 million to $421.1 million from $391.4 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q3 2024 YTD vs Q3 2023 YTD Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $2.2 million from consumer price index based increases and $11.8 million from fixed contractual adjustments related to rent escalations;
•the completion of three expansion projects in Canada, the United States and Netherlands, and six development projects in Canada and the United States increased revenue by $5.8 million;
•revenue increased by $11.1 million due to renewal and re-leasing activities for properties primarily in Canada, the United States and Austria;
•the sale of a property located in the United States in 2023 decreased revenue by $0.3 million;
•vacancies at seven properties in the United States and Canada decreased revenue by $6.0 million;
•foreign exchange had a net $4.9 million positive impact to revenue primarily due to the relative weakening of the Canadian dollar against the Euro and the US dollar, which increased revenue by $2.5 million and $2.4 million, respectively; and
•straight-line rent, and tenant recoveries and other decreased revenue by $4.4 million and increased revenue by $4.6 million, respectively.

Net Operating Income

Net operating income (“NOI”) during the three months ended September 30, 2024 was $119.6 million compared to $109.2 million during the three months ended September 30, 2023. NOI for the nine months ended September 30, 2024 was $350.8 million compared to $325.2 million for the nine months ended September 30, 2023.

The changes in NOI, NOI - cash basis and same property NOI - cash basis are detailed below:

18 Granite REIT 2024 Third Quarter Report

Same Property NOI

	Sq ft(1)	Three Months Ended September 30,				Sq ft(1)	Nine Months Ended September 30,
	(in millions)	2024	2023	$ change	% change	(in millions)	2024	2023	$ change	% change
Revenue		$141.9	$131.5	10.4			$421.1	$391.4	29.7
Less: Property operating costs		22.3	22.3	—			70.3	66.2	4.1
NOI		$119.6	$109.2	10.4	9.5%		$350.8	$325.2	25.6	7.9%
Add (deduct):
Lease termination and close-out fees		—	—	—			(0.5)	—	(0.5)
Straight-line rent amortization		(3.4)	(4.0)	0.6			(9.2)	(13.6)	4.4
Tenant incentive amortization		—	1.1	(1.1)			0.1	3.3	(3.2)
NOI - cash basis	63.3	$116.2	$106.3	9.9	9.3%	63.3	$341.2	$314.9	26.3	8.4%
Less NOI - cash basis for:
Acquisitions	—	—	—	—		1.0	0.8	0.3	0.5
Developments	0.5	(1.4)	—	(1.4)		2.8	(11.4)	(0.9)	(10.5)
Dispositions and assets held for sale	—	—	—	—		—	—	(0.2)	0.2
Same property NOI - cash basis	62.9	$114.8	$106.3	8.5	8.0%	59.8	$330.6	$314.1	16.5	5.3%
Constant currency same property NOI - cash basis(2)	62.9	$114.8	$108.1	6.7	6.2%	59.8	$330.6	$317.4	13.2	4.2%
(1)    The square footage relating to the NOI — cash basis represents GLA of 63.3 million square feet as at September 30, 2024. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses.

NOI - cash basis excludes the impact of lease termination and close-out fees, straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties on a period-over-period basis.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year, and expiring on January 31, 2024, at the Thondorf and Eurostar properties in Graz, Austria.

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes the impact of properties that were acquired, disposed of and classified as held for sale, or development properties during the periods under comparison.
Granite REIT 2024 Third Quarter Report 19

NOI - cash basis for the three months ended September 30, 2024 increased by $9.9 million to $116.2 million from $106.3 million in the prior year period, representing an increase of 9.3%. The increase in NOI - cash basis was largely a result of the increase in rental revenue as noted previously.

NOI - cash basis for the nine months ended September 30, 2024 increased by $26.3 million to $341.2 million from $314.9 million in the prior year period, representing an increase of 8.4%. The increase in NOI - cash basis was largely a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to vacancies at properties in the United States and Canada, Granite’s ongoing development projects, and the properties acquired in 2023.

Same property NOI - cash basis for the three months ended September 30, 2024 increased by $8.5 million (8.0%) to $114.8 million from $106.3 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada, the United States and Austria, the expiration of rent-free periods associated with a completed development property in the United States, and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro and the US dollar, partially offset by vacancies at properties in the United States and Canada. Excluding the impact of foreign exchange, same property NOI - cash basis for the three month period ended September 30, 2024 increased by $6.7 million (6.2%) from the prior year period.

Same property NOI - cash basis for the nine months ended September 30, 2024 increased by $16.5 million (5.3%) to $330.6 million from $314.1 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada, the United States and Austria, the expiration of rent-free periods associated with a completed development property in the United States, and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro and the US dollar, partially offset by vacancies at properties in the United States and Canada. Excluding the impact of foreign exchange, same property NOI - cash basis for the nine month period ended September 30, 2024 increased by $13.2 million (4.2%) from the prior year period.

20 Granite REIT 2024 Third Quarter Report

NOI - cash basis for the three and nine month periods ended September 30, 2024 and 2023 by geography was as follows:

NOI - Cash Basis by Geography

Third Quarter 2024	Third Quarter 2023

Nine months 2024	Nine months 2023
Granite’s property portfolio and NOI - cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

Granite REIT 2024 Third Quarter Report 21

Same property NOI - cash basis for the three and nine month periods ended September 30, 2024 and 2023 by geography was as follows:

Same Property NOI - Cash Basis by Geography

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% change	2024	2023	% change
Canada	$18.6	$16.3	14.1%	$54.4	$48.4	12.4%
United States	58.4	55.0	6.2%	165.9	161.9	2.5%
Austria	18.1	16.4	10.4%	52.7	49.2	7.1%
Germany	9.4	8.9	5.6%	27.6	26.3	4.9%
Netherlands	10.3	9.7	6.2%	30.0	28.3	6.0%
Same Property NOI - cash basis	$114.8	$106.3	8.0%	$330.6	$314.1	5.3%

Constant currency same property NOI - cash basis for the three and nine month periods ended September 30, 2024 and 2023 by geography was as follows, which is calculated by converting the comparative same property NOI - cash basis at current foreign exchange rates:

Constant Currency Same Property NOI - Cash Basis by Geography

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	% change	2024	2023	% change
Canada	$18.6	$16.3	14.1%	$54.4	$48.4	12.4%
United States	58.4	55.9	4.5%	165.9	163.7	1.3%
Austria	18.1	16.9	7.1%	52.7	50.0	5.4%
Germany	9.4	9.1	3.3%	27.6	26.6	3.8%
Netherlands	10.3	9.9	4.0%	30.0	28.7	4.5%
Constant Currency Same Property NOI - cash basis (1)	$114.8	$108.1	6.2%	$330.6	$317.4	4.2%
(1)     Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

22 Granite REIT 2024 Third Quarter Report

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	$ change	2024	2023	$ change
Salaries, incentives and benefits	$4.7	$4.5	0.2	$14.0	$13.5	0.5
Audit, legal and consulting	1.0	1.1	(0.1)	3.2	3.4	(0.2)
Trustee/director fees and related expenses including distributions	0.5	0.5	—	1.6	1.5	0.1
Executive unit-based compensation expense including distributions	1.1	1.2	(0.1)	3.5	3.5	—
Fair value remeasurement of trustee/director and executive unit-based compensation plans	3.3	(1.2)	4.5	1.2	3.8	(2.6)
Other public entity costs	0.7	0.6	0.1	2.0	1.9	0.1
Office rents including property taxes and common area maintenance costs	0.1	0.1	—	0.5	0.4	0.1
Capital tax	—	0.4	(0.4)	(0.4)	0.8	(1.2)
Information technology	0.7	0.6	0.1	2.0	1.9	0.1
Corporate restructuring costs	0.7	—	0.7	1.8	—	1.8
Other	0.5	0.7	(0.2)	1.6	1.7	(0.1)
	$13.3	$8.5	4.8	$31.0	$32.4	(1.4)
Less: capitalized general and administrative expenses	(0.1)	(0.1)	—	(0.4)	(0.4)	—
General and administrative expenses	$13.2	$8.4	4.8	$30.6	$32.0	(1.4)

General and administrative expenses were $13.2 million for the three month period ended September 30, 2024 and increased $4.8 million in comparison to the prior year period primarily as a result of the following:
•an increase in the fair value remeasurement expense associated with the trustee/director and executive unit-based compensation plans resulting from an increase in the market price of the Trust’s stapled units in the current year period compared to the decrease in the market price of the Trust’s stapled unit in the prior year period;
•an increase in corporate restructuring costs primarily due to the corporate restructuring initiative in the current year period (see “SIGNIFICANT MATTERS - STAPLED UNIT STRUCTURE”); and
•an increase in salaries and benefits expense primarily due to salary increases effective at the beginning of 2024, partially offset by;
•a decrease in capital tax expense associated with a tax reduction resulting from recent changes in tax regulations in the State of Tennessee, USA; and
•a decrease in other general and administrative expenses primarily relating to decreased travel expenses as compared to the prior year period.

Granite REIT 2024 Third Quarter Report 23

General and administrative expenses were $30.6 million for the nine month period ended September 30, 2024 and decreased $1.4 million in comparison to the prior year period primarily as a result of the following:
•a decrease in the fair value remeasurement expense associated with the trustee/director and executive unit-based compensation plans resulting from a smaller increase in the market price of the Trust’s stapled units in the current year period compared to the increase in the market price of the Trust’s stapled units in the prior year period; and
•an increase in capital tax recovery associated with a tax refund resulting from recent changes in tax regulations in the State of Tennessee, USA, partially offset by;
•an increase in corporate restructuring costs primarily due to the corporate restructuring initiative in current year period (see “SIGNIFICANT MATTERS - STAPLED UNIT STRUCTURE”); and
•an increase in salaries and benefits expense primarily due to salary increases effective at the beginning of 2024 and an increase in headcount in North America and Europe.

Interest Income

Interest income for the three month period ended September 30, 2024 was $1.2 million, and remained consistent with the prior year period. Interest income for the nine month period ended September 30, 2024 increased $0.4 million to $3.7 million from $3.3 million in the prior year period. The increase was due to higher interest rates and higher invested cash balances in Europe and the United States in the current year period relative to the prior year period.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended September 30, 2024 increased $3.5 million to $22.3 million from $18.8 million in the prior year period. The increase was primarily due to the increase in indebtedness as a result of the issuance of the 2029 Debentures in October 2023, the drawdown of the September 2026 Term Loan (as defined herein) in September 2023, and the decrease in capitalized interest resulting from the completion of development projects, partially offset by the decrease in interest expense resulting from the repayment of the 2023 Debentures in November 2023, and the full repayment of Granite’s unsecured revolving credit facility (the “Credit Facility”) in September 2023.

Interest expense and other financing costs for the nine month period ended September 30, 2024 increased $10.3 million to $66.1 million from $55.8 million in the prior year period. The increase was primarily due to the increase in indebtedness as a result of the issuance of the 2029 Debentures in October 2023, the drawdown of the September 2026 Term Loan in September 2023, and the decrease in capitalized interest resulting from the completion of development projects, partially offset by the decrease in interest expense resulting from the repayment of the 2023 Debentures in November 2023, the full repayment of the Credit Facility in September 2023, and the repayment of the secured construction loan relating to the Houston, Texas development property in June 2023.

As at September 30, 2024, Granite’s weighted average cost of interest-bearing debt was 2.60% (September 30, 2023 - 2.27%) and the weighted average debt term-to-maturity was 3.1 years (September 30, 2023 - 3.4 years).

24 Granite REIT 2024 Third Quarter Report

Foreign Exchange Gains and Losses, Net

Granite recognized net foreign exchange losses of $0.9 million and $0.2 million in the three months ended September 30, 2024 and 2023, respectively. The $0.7 million increase in net foreign exchange losses is primarily due to the increase in the foreign exchange losses from the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros, partially offset by the decrease in the foreign exchange losses realized from the settlement of foreign exchange collar contracts in the prior year period.

Granite recognized net foreign exchange losses of $0.5 million and $0.7 million in the nine months ended September 30, 2024 and 2023, respectively. The $0.2 million decrease in net foreign exchange losses is primarily due to the decrease in the foreign exchange losses realized from the settlement of foreign exchange collar contracts in the prior year period, partially offset by the increase in the foreign exchange losses from the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros.

Fair Value Gains and Losses on Investment Properties, Net

Net fair value gains on investment properties were $42.6 million and net fair value losses on investment properties were $53.2 million in the three months ended September 30, 2024 and 2023, respectively. In the three months ended September 30, 2024, net fair value gains of $42.6 million were primarily attributable to the lease renewal of a property in the GTA and fair market rent increases at select properties in the U.S., partially offset by the expansion in the discount and terminal capitalization rates at select properties in Granite’s U.S. markets.

Net fair value losses on investment properties in the three months ended September 30, 2023 of $53.2 million were primarily attributable to the expansion in discount and terminal capitalization rates across select Granite markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and select U.S. and European markets.

Net fair value gains on investment properties were $54.5 million and net fair value losses on investment properties were $139.7 million in the nine months ended September 30, 2024 and 2023, respectively. In the nine months ended September 30, 2024, net fair value gains of $54.5 million were primarily attributable to the stabilization of a development property in Brantford, Canada, which was completed and transferred to income-producing properties during the first quarter of 2024, the lease renewals of two properties in the GTA, and fair market rent increases in select markets, partially offset by the expansion in discount and terminal capitalization rates at select Granite assets largely due to market conditions.

Net fair value losses on investment properties in the nine months ended September 30, 2023 of $139.7 million were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and select U.S. and European markets, the renewals of three special purpose properties in Austria and Germany, the lease renewal of one industrial property in Germany, and the appreciation of land values at Granite’s development properties and land held for development in Brantford, Ontario and the stabilization of seven properties under development in the U.S., which were completed and transferred to income-producing properties during the nine months ended September 30, 2023.

Granite REIT 2024 Third Quarter Report 25

Fair Value Gains and Losses on Financial Instruments, Net

The net fair value losses on financial instruments for the three month period ended September 30, 2024 and 2023 were $2.9 million and $2.5 million, respectively. The net fair value losses on financial instruments for the nine month period ended September 30, 2024 and 2023 were $7.4 million and $1.9 million, respectively.

The net fair value losses on financial instruments for the three months ended September 30, 2024 are primarily related to the fair value losses from the ineffective hedge portion of the 2024 Cross Currency Interest Rate Swap (as defined herein), and the net fair value losses on the foreign exchange collar contracts. The net fair value losses on financial instruments for the nine months ended September 30, 2024 are primarily related to the fair value losses from the ineffective hedge portion of the 2024 Cross Currency Interest Rate Swap and the net fair value losses on the foreign exchange collar contracts. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value losses on financial instruments, net, in the condensed combined statements of net income.

The net fair value losses on financial instruments for the three months ended September 30, 2023 are primarily related to the fair value losses from the ineffective hedge portion of the 2024 Cross Currency Interest Rate Swap. The net fair value losses on financial instruments for the nine months ended September 30, 2023 are primarily related to the fair value losses from the ineffective hedge portion of the 2024 Cross Currency Interest Rate Swap, partially offset by the fair value gains from the ineffective hedge portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap and the net fair value gains on the foreign exchange collar contracts. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value losses on financial instruments, net, in the condensed combined statements of net income.

The Trust periodically purchases foreign exchange collars to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. As at September 30, 2024, the Trust held three outstanding foreign exchange collar contracts (December 31, 2023 — six) with a notional value of US$18.0 million (December 31, 2023 — US$36.0 million) and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. As at September 30, 2024, the Trust also held fifteen outstanding foreign exchange collar contracts (December 31, 2023 — twelve) with a notional value of €30.0 million (December 31, 2023 — €24.0 million) and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met.

Loss on Sale of Investment Properties

No properties were disposed of during the three months ended September 30, 2024. The loss on sale of investment properties for the three months ended September 30, 2023 was $0.9 million and was primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Concord, Canada on August 15, 2023.

No properties were disposed of during the nine month period ended September 30, 2024. The loss on sale of investment properties for the nine month period ended September 30, 2023 was $1.5 million and was primarily related to broker commissions and legal and advisory costs associated with the disposition of the property in Muncie, United States on March 15, 2023 and the property in Concord, Canada on August 15, 2023.

26 Granite REIT 2024 Third Quarter Report

Income Tax Expense (Recovery)

Income tax expense (recovery) is comprised of the following:

Income Tax Expense (Recovery)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	$ change	2024	2023	$ change
Foreign operations	$2.6	$2.0	0.6	$7.6	$5.7	1.9
Other	0.1	0.1	—	0.2	0.9	(0.7)
Current tax expense	2.7	2.1	0.6	7.8	6.6	1.2
Deferred tax expense (recovery)	9.3	(10.2)	19.5	18.5	(17.1)	35.6
Income tax expense (recovery)	$12.0	$(8.1)	20.1	$26.3	$(10.5)	36.8

For the three months ended September 30, 2024, current tax expense increased compared to the prior year period primarily due to higher tax expenses in Austria and Netherlands, and the impact of the weakening of the Canadian dollar on Euro denominated tax expenses as compared to the prior year period.

For the nine months ended September 30, 2024, current tax expense increased compared to the prior year period primarily due to higher tax expenses in Austria and Netherlands, and the impact of the weakening of the Canadian dollar on Euro denominated tax expenses as compared to the prior year period.

The increase in deferred tax expense for the three and nine months ended September 30, 2024 compared to the prior year period was primarily due to change in fair value on investment properties recognized in jurisdictions in which deferred taxes are recorded as compared to the prior year period.

Granite REIT 2024 Third Quarter Report 27

Net Income Attributable to Stapled Unitholders

For the three month period ended September 30, 2024, net income attributable to stapled unitholders was $111.6 million compared to $33.1 million in the prior year period. The increase in net income attributable to stapled unitholders was primarily due to a $95.8 million increase in fair value gains on investment properties and a $10.4 million increase in net operating income, partially offset by a $20.1 million increase in income tax expense. The period-over-period variance is further summarized below:

Q3 2024 vs Q3 2023 Change in Net Income Attributable to Stapled Unitholders

28 Granite REIT 2024 Third Quarter Report

For the nine month period ended September 30, 2024, net income attributable to stapled unitholders was $276.9 million compared to $105.3 million in the prior year period. The increase in net income attributable to stapled unitholders was primarily due to a $194.2 million increase in fair value gains on investment properties and a $25.6 million increase in net operating income, partially offset by a $36.8 million increase in income tax expense and a $10.3 million increase in interest expense and other financing costs. The period-over-period variance is further summarized below:

Q3 2024 YTD vs Q3 2023 YTD Change in Net Income Attributable to Stapled Unitholders
Granite REIT 2024 Third Quarter Report 29

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three and nine months ended September 30, 2024 and 2023, respectively, is presented below:

FFO and AFFO Reconciliation

		Three Months Ended September 30,		Nine Months Ended September 30,
		2024	2023	2024	2023
(in millions, except per unit information)
Net income attributable to stapled unitholders		$111.6	$33.1	$276.9	$105.3
Add (deduct):
Fair value (gains) losses on investment properties, net		(42.6)	53.2	(54.5)	139.7
Fair value losses on financial instruments, net		2.9	2.5	7.4	1.9
Loss on sale of investment properties		—	0.9	—	1.5
Deferred tax expense (recovery)		9.3	(10.3)	18.5	(17.2)
Fair value remeasurement of the Executive Deferred Stapled Unit Plan		1.4	(0.7)	0.5	3.5
Fair value remeasurement of the Directors Deferred Stapled Unit Plan		1.8	(0.5)	0.6	0.4
Corporate restructuring costs (1)		0.7	—	1.8	—
Non-controlling interests relating to the above		0.1	0.9	—	1.2
FFO	[A]	$85.2	$79.1	$251.2	$236.3
Add (deduct):
Maintenance or improvement capital expenditures incurred		(3.7)	(4.5)	(10.1)	(6.8)
Leasing costs		(1.5)	(0.8)	(2.0)	(3.1)
Tenant allowances		—	(1.4)	(1.6)	(2.4)
Tenant incentive amortization		—	1.1	0.1	3.3
Straight-line rent amortization		(3.4)	(4.0)	(9.2)	(13.6)
Non-controlling interests relating to the above		—	0.1	—	0.4
AFFO	[B]	$76.6	$69.6	$228.4	$214.1

Per unit amounts:
Basic FFO per stapled unit	[A]/[C]	$1.36	$1.24	$3.99	$3.71
Diluted FFO per stapled unit	[A]/[D]	$1.35	$1.24	$3.97	$3.70
Basic AFFO per stapled unit	[B]/[C]	$1.22	$1.09	$3.63	$3.36
Diluted AFFO per stapled unit	[B]/[D]	$1.22	$1.09	$3.61	$3.35
Basic weighted average number of stapled units	[C]	62.7	63.7	63.0	63.7
Diluted weighted average number of stapled units	[D]	63.0	63.9	63.3	63.9
(1)    Effective January 1, 2024, Granite amended its definition of Funds From Operations (FFO) to exclude corporate restructuring costs associated with the uncoupling of the Trust’s stapled unit structure (refer to “NON-IFRS PERFORMANCE MEASURES”). See also “SIGNIFICANT MATTERS - STAPLED UNIT STRUCTURE”. Granite views these restructuring costs as non-recurring, as they are solely related to this specific transaction and do not reflect normal operating activities.
30 Granite REIT 2024 Third Quarter Report

Funds From Operations

FFO for the three month period ended September 30, 2024 was $85.2 million ($1.35 per unit) compared to $79.1 million ($1.24 per unit) in the prior year period. The $6.1 million ($0.11 per unit) increase in the FFO components is summarized below:

Q3 2024 vs Q3 2023 Change in FFO
FFO for the nine month period ended September 30, 2024 was $251.2 million ($3.97 per unit) compared to $236.3 million ($3.70 per unit) in the prior year period. The $14.9 million ($0.27 per unit) increase in the FFO components is summarized below:

Q3 2024 YTD vs Q3 2023 YTD Change in FFO

Granite REIT 2024 Third Quarter Report 31

Adjusted Funds From Operations

AFFO for the three month period ended September 30, 2024 was $76.6 million ($1.22 per unit) compared to $69.6 million ($1.09 per unit) in the prior year period. The $7.0 million ($0.13 per unit) increase in AFFO components is summarized below:

Q3 2024 vs Q3 2023 Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $6.1 million increase in FFO, as noted previously;
•a $1.4 million increase in AFFO from a decrease in tenant allowances paid in the current year period relative to the prior year period; and
•a $0.8 million increase in AFFO from lower maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period, partially offset by;
•a $0.7 million decrease in AFFO primarily from higher leasing costs in the current year period primarily related to properties in the United States; and
•a $0.6 million decrease in AFFO primarily due to the expiration of tenant incentive amortization relating to Granite’s properties in Graz, Austria, partially offset by higher rent-free periods offered as a result of lease renewal activity in the current year period compared to the prior year period.

32 Granite REIT 2024 Third Quarter Report

AFFO for the nine month period ended September 30, 2024 was $228.4 million ($3.61 per unit) compared to $214.1 million ($3.35 per unit) in the prior year period. The $14.3 million ($0.26 per unit) increase in AFFO components is summarized below:

Q3 2024 YTD vs Q3 2023 YTD Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $14.9 million increase in FFO, as noted previously;
•a $1.1 million increase in AFFO from a decrease in leasing costs compared to the prior year period;
•a $0.8 million increase in AFFO from a decrease in tenant allowances paid in the current year period relative to the prior year period; and
•a $0.8 million increase in AFFO primarily due to the expiration of rent-free periods relating to lease renewals in the United States and Canada and new leases for completed development properties in the United States in the prior year period, partially offset by the expiration of tenant incentive amortization relating to Granite’s properties in Graz, Austria, partially offset by;
•a $3.3 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period.

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties and development properties. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) distribution/e-commerce, (ii) industrial/warehouse, (iii) flex/office or (iv) special purpose properties designed and built with specialized features and leased primarily to Magna.

The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.
Granite REIT 2024 Third Quarter Report 33

Development properties are comprised of both properties under development and land held for development:

i.a 34.0 acre site in Brantford, Ontario where Granite is currently seeking site plan approval for its second phase of development for up to 0.7 million square feet;
ii.a 101.5 acre site in Houston, Texas where Granite is currently seeking site plan approval and has commenced site infrastructure work for its third phase of development for up to 1.3 million square feet;
iii.12.9 acres of development land in West Jefferson, Ohio;
iv.the remaining 36.0 acre parcel of land in Brantford, Ontario, for the development of a multi-phased business park comprising a total of approximately 0.6 million square feet of modern distribution and logistics space upon completion; and
v.10.1 acres of land in Brant County, Ontario for the development of a 0.2 million square foot modern distribution facility.

Summary attributes of the investment properties as at September 30, 2024 and December 31, 2023 are as follows:

Investment Properties Summary

As at September 30, 2024 and December 31, 2023	2024	2023
(in millions, except as noted)
Investment properties - fair value	$9,094.5	$8,808.1
Income-producing properties	8,996.1	8,641.4
Development properties(4)	98.4	166.7
Overall capitalization rate(1)	5.27%	5.24%

Number of investment properties	143	143
Income-producing properties	138	137
Development properties(4)	5	6

Property metrics
GLA, square feet	63.3	62.9
Occupancy, by GLA	94.3%	95.0%
Committed occupancy, by GLA(3)	94.7%	NA
Weighted average lease term in years, by square footage	5.9	6.2
Total number of tenants	117	120
Magna as a percentage of annualized revenue(2)	27%	26%
Magna as a percentage of GLA	19%	19%
(1)    Overall capitalization rate pertains only to income-producing properties.
(2)    Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(3)    Committed occupancy as at November 6, 2024.
(4)    Development properties include properties under development and land held for development.
34 Granite REIT 2024 Third Quarter Report

Granite has a high-quality global portfolio of large-scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at September 30, 2024 and December 31, 2023 was as follows:

Fair Value of Investment Properties by Geography(1)

September 30, 2024	December 31, 2023
(1)    Number of properties denoted in parentheses.

The change in the fair value of investment properties by geography during the nine months ended September 30, 2024 was as follows:

Change in Fair Value of Investment Properties by Geography

	January 1, 2024	Capital and leasing expenditures	Developments and expansion	Transfers (1)	Other	Fair value gains (losses)	Foreign exchange	September 30, 2024
Income-Producing Properties
Canada	$1,870.0	$2.3	$14.4	$72.7	$2.9	$65.2	$—	$2,027.5
USA	4,575.1	15.4	2.2	—	6.2	(3.8)	108.5	4,703.6
Austria	819.0	—	—	—	0.1	(0.9)	25.4	843.6
Germany	612.3	0.6	—	—	—	(0.7)	19.0	631.2
Netherlands	765.0	1.1	5.6	—	—	(5.3)	23.8	790.2
	8,641.4	19.4	22.2	72.7	9.2	54.5	176.7	8,996.1
Development Properties
USA	18.0	—	0.5	—	—	—	0.4	18.9
Canada	148.7	—	3.5	(72.7)	—	—	—	79.5
	166.7	—	4.0	(72.7)	—	—	0.4	98.4
Total	$8,808.1	$19.4	$26.2	$—	$9.2	$54.5	$177.1	$9,094.5
(1)    The transfer is related to the reclassification of a completed development property to income-producing properties in Canada during the first quarter of 2024.

Granite REIT 2024 Third Quarter Report 35

During the nine months ended September 30, 2024, the fair value of investment properties increased by $286.4 million primarily due to:
•foreign exchange gains of $177.1 million resulting from the relative weakening of the Canadian dollar against the US dollar and the Euro;
•net fair value gains of $54.5 million, which were primarily attributable to the stabilization of a development property in Brantford, Canada, which was completed and transferred to income-producing properties during the first quarter of 2024, the lease renewals of two properties in the GTA, and fair market rent increases in select markets, partially offset by the expansion in discount and terminal capitalization rates at select Granite assets largely due to market conditions;
•additions of $26.2 million primarily relating to a development property in Canada completed and reclassified to income-producing properties during the first quarter of 2024, two expansion projects in Canada and Netherlands completed during the third quarter of 2024, and two continuing development projects in Canada and the United States (see “SIGNIFICANT MATTERS - Construction and Development Commitments”); and
•additions of $19.4 million relating to capital projects at properties primarily in the United States.

Fair values were primarily determined by using a 10-year cash flow and subsequent reversionary value discounted back to present value. The valuation metrics utilized to derive Granite’s investment property valuations are determined by management. Granite does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three and nine months ended September 30, 2024. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the unaudited condensed combined financial statements for the three and nine months ended September 30, 2024. In addition, valuation metrics for Granite’s income-producing properties by asset category and region as at September 30, 2024 and December 31, 2023 were as follows:

Valuation Metrics by Asset Category

	Distribution/ E-Commerce		Industrial/Warehouse		Special purpose properties		Flex/ Office		Total
As at September 30, 2024 and December 31, 2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Overall capitalization rate(1)(2)	4.98%	5.01%	4.84%	4.56%	7.11%	7.00%	5.97%	5.92%	5.27%	5.24%
Terminal capitalization rate(1)	6.02%	5.97%	5.92%	5.92%	6.63%	6.62%	7.18%	7.17%	6.11%	6.07%
Discount rate(1)	6.92%	6.86%	7.10%	7.09%	7.89%	7.88%	8.29%	8.28%	7.10%	7.05%

36 Granite REIT 2024 Third Quarter Report

Valuation Metrics by Region

As at September 30, 2024	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$2,027.5	$4,703.6	$843.6	$631.2	$790.2	$8,996.1
Overall capitalization rate (1)(2)	4.05%	5.19%	8.31%	5.82%	5.15%	5.27%

As at December 31, 2023	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,870.0	$4,575.1	$819.0	$612.3	$765.0	$8,641.4
Overall capitalization rate (1)(2)	3.87%	5.24%	8.17%	5.71%	5.09%	5.24%
(1)    Weighted based on income-producing property fair value.
(2)     Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at September 30, 2024 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	8,109.1	8,579.0	8,665.0
+25 bps	8,522.1	8,779.0	8,828.6
Base rate	$8,996.1	$8,996.1	$8,996.1
-25 bps	9,561.4	9,232.6	9,167.6
-50 bps	10,313.3	9,491.3	9,343.2

Capital Expenditures and Leasing Costs

Capital expenditures relate to sustaining the existing earnings capacity of the property portfolio and to generate new revenue streams and/or increase the productivity of a property. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

Granite REIT 2024 Third Quarter Report 37

Included in total capital expenditure and leasing cost additions to income producing properties are items which relate to the completion or lease up of recently acquired or developed properties. Such items are excluded from Granite’s calculation of AFFO. A reconciliation of total capital and leasing cost additions to income producing properties to those included in AFFO for the three and nine months ended September 30, 2024 and 2023 is below:

Maintenance Capital Expenditures and Leasing Costs

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Additions to income producing properties:
Leasing costs	$1.5	$1.3	$2.8	$3.9
Tenant improvements (1)	0.1	1.4	5.5	2.8
Maintenance capital expenditures	4.3	4.5	11.1	6.8
Other capital expenditures	5.7	4.2	22.1	40.1
	$11.6	$11.4	$41.5	$53.6
Less:
Leasing costs and tenant improvements related to acquisition activities	—	—	—	0.1
Leasing costs and tenant improvements related to completed development activities	(0.1)	(0.5)	(4.7)	(1.3)
Capital expenditures related to expansions and completed developments	(5.7)	(4.2)	(22.1)	(40.1)
Capital expenditures related to property acquisitions and other	(0.6)	—	(1.0)	—
Capital expenditures and leasing costs included in AFFO	$5.2	$6.7	$13.7	$12.3
(1)     Tenant improvements include tenant allowances and landlord’s work.

The capital expenditure and leasing cost additions to income producing properties by quarter for the trailing eight quarters were as follows:

Capital Expenditures and Leasing Costs - Trailing Eight Quarters

		Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22
Total capital expenditures incurred		$10.0	$15.4	$7.8	$(1.8)	$8.7	$18.6	$19.6	$19.1
Total leasing costs and tenant improvements incurred		1.6	5.6	1.1	5.3	2.7	3.0	1.0	4.7
Total additions to income producing properties	[A]	$11.6	$21.0	$8.9	$3.5	$11.4	$21.6	$20.6	$23.8
Less: Capital expenditures, leasing costs and tenant improvements related to acquisitions, expansions and completed developments and other		(6.4)	(13.9)	(7.5)	2.5	(4.7)	(17.1)	(19.5)	(16.4)

Capital expenditures and leasing costs included in AFFO	[B]	$5.2	$7.1	$1.4	$6.0	$6.7	$4.5	$1.1	$7.4

GLA, square feet	[C]	63.3	63.3	63.3	62.9	62.9	62.9	62.1	59.4
$ total incurred per square foot	[A]/[C]	$0.18	$0.33	$0.14	$0.06	$0.18	$0.34	$0.33	$0.40
$ capital expenditures and leasing costs included in AFFO per square foot	[B]/[C]	$0.08	$0.11	$0.02	$0.10	$0.11	$0.07	$0.02	$0.12

38 Granite REIT 2024 Third Quarter Report

Development and Expansion Projects

The attributes of Granite’s development properties as at September 30, 2024 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Start date of construction	Target completion date	Actual construction costs as at September 30, 2024	Expected total construction cost(1)	Cost of Land	Total Expected Cost	Year-One Stabilized Yield (2)
As at September 30, 2024
Development Properties
12 Wright St., Brantford, ON	33.9	0.7	Q2 2023	TBD	4.5	5.9	26.1	32.0	N/A
Houston, TX (Phase III)	101.5	1.3	Q3 2023	TBD	0.9	6.2	16.6	22.8	N/A
	135.4	2.0			$5.4	$12.1	$42.7	$54.8	N/A
(1)    Construction cost excludes cost of land.
(2)    Yield based on total cost including land.

During the third quarter of 2024:

•Granite continued the site plan approval process for a second phase of its site in Brantford, Ontario for up to 0.7 million square feet; and

•Granite continued the site plan approval process and commenced site infrastructure work for the third phase of its site in Houston, Texas for up to 1.3 million square feet.

On August 1, 2024, Granite completed the 49,000 square foot expansion of its approximate 100,000 square foot industrial facility in Ajax, Ontario. Upon completion, a ten-year lease commenced for approximately 29,000 square feet.

On August 30, 2024, Granite completed the 52,000 square foot expansion of its approximate 238,000 square foot modern distribution facility in Weert, Netherlands. As a result of the expansion completion, the tenant has committed to a new ten-year term for the entire expanded facility.

Leasing Profile

Magna, Granite’s Largest Tenant

As at September 30, 2024, Magna International Inc. or one of its operating subsidiaries was the tenant at 27 (December 31, 2023 - 27) of Granite’s income-producing properties and comprised 27% (December 31, 2023 - 26%) of Granite’s annualized revenue and 19% (December 31, 2023 - 19%) of Granite’s GLA.

On February 1, 2024, the annual rent for the leases at Granite’s properties in Graz, Austria comprising approximately 5.0 million square feet (the “Graz Facilities”), for the initial five years of the ten year extension escalated by the increase in the consumer price index (“CPI”) for the period from the last CPI update, to a maximum of ten percent. Upon the release of CPI data for January 2024, it was confirmed that the annual rent for the Graz Facilities had increased by the maximum of 10%.

According to its public disclosures, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody’s Investor Service, Inc. (“Moody’s”), A(low) credit rating with a stable
Granite REIT 2024 Third Quarter Report 39

outlook confirmed by Morningstar DBRS and A- credit rating with a stable outlook by S&P Global Ratings. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:
•the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;
•rent escalations based on either fixed-rate steps or inflation;
•renewal options tied to market rental rates or inflation;
•environmental indemnities from the tenant; and
•a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, as at September 30, 2024, Granite had 116 other tenants from various industries that in aggregate comprised 73% of the Trust’s annualized revenue. Each of these tenants accounted for less than 5% of the Trust’s annualized revenue as at September 30, 2024.
40 Granite REIT 2024 Third Quarter Report

Granite’s top 10 tenants by annualized revenue as at September 30, 2024 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)(3)	Credit Rating(1)(2)
Magna	27.4%	19.2%	6.7	A-
Amazon	4.0%	3.9%	14.4	AA
Mars Petcare US	2.6%	3.5%	5.8	NR
True Value Company	2.1%	2.2%	16.4	NR
ADESA	1.8%	0.3%	4.8	B-
Light Mobility Solutions GmbH	1.6%	1.3%	11.2	NR
Restoration Hardware	1.6%	1.9%	3.6	B1
Ceva Logistics US Inc.	1.6%	1.6%	0.3	B1
Hanon Systems	1.5%	0.7%	6.4	AA-
Samsung Electronics America	1.5%	1.2%	2.0	AA-
Top 10 Tenants	45.7%	35.8%	7.3
(1)    Credit rating is quoted on the S&P Global Ratings rating scale or equivalent where publicly available. NR refers to Not Rated.
(2)    The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.
(3)    Weighted average lease term-to-maturity.
Granite REIT 2024 Third Quarter Report 41

Lease Expiration

As at September 30, 2024, Granite’s portfolio had a weighted average lease term by square footage of 5.9 years (December 31, 2023 - 6.2 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2024		2025		2026		2027		2028		2029		2030 and Beyond
Country	Total GLA	Total Lease Count	Total Annualized Revenue $	Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	7,007	34	81.6	166	499	9.0	1,256	10.5	573	6.2	529	7.0	650	9.5	318	4.0	3,016	35.4
Canada-committed (1)	—	—	—	—	(499)	(9.0)	(795)	(6.0)	—	—	—	—	—	—	499	9.0	795	6.0
Canada - net	7,007	34	81.6	166	—	—	461	4.5	573	6.2	529	7.0	650	9.5	817	13.0	3,811	41.4
United States	38,821	78	236.5	3,351	3,603	21.6	2,612	14.3	3,278	25.2	2,156	12.7	6,875	40.4	3,155	27.0	13,791	95.3
United States -committed (1)	—	—	—	—	(3,070)	(19.0)	(922)	(1.8)	(217)	(1.5)	486	3.4	678	2.7	2,053	10.6	992	5.6
United States - net	38,821	78	236.5	3,351	533	2.6	1,690	12.5	3,061	23.7	2,642	16.1	7,553	43.1	5,208	37.6	14,783	100.9
United States - committed vacancy(2)				(308)	—	—	—	—	—	—	—	—	—	—	308	—	—	—
United States - net with committed vacancy				3,043	533	2.6	1,690	12.5	3,061	23.7	2,642	16.1	7,553	43.1	5,516	37.6	14,783	100.9
Austria	7,472	9	72.5	—	5,349	47.1	—	—	389	3.1	802	11.3	807	9.6	—	—	125	1.4
Austria-committed (1)	—	—	—	—	(5,349)	(47.1)	—	—	—	—	—	—	—	—	392	4.5	4,957	42.6
Austria-net	7,472	9	72.5	—	—	—	—	—	389	3.1	802	11.3	807	9.6	392	4.5	5,082	44.0
Germany	4,666	15	38.0	—	308	2.3	316	2.7	1,020	6.5	290	2.2	335	2.7	—	—	2,397	21.6
Germany-committed (1)	—	—	—	—	(308)	(2.3)	(195)	(1.9)	—	—	—	—	—	—	308	2.3	195	1.9
Germany-net	4,666	15	38.0	—	—	—	121	0.8	1,020	6.5	290	2.2	335	2.7	308	2.3	2,592	23.5
Netherlands	5,374	19	43.4	119	35	0.7	629	5.9	355	1.9	1,125	8.4	314	3.2	500	3.5	2,297	19.8
Netherlands - committed (1)	—	—	—	—	—	—	(628)	(5.9)	—	—	—	—	—	—	—	—	628	5.9
Netherlands - net	5,374	19	43.4	119	35	0.7	1	—	355	1.9	1,125	8.4	314	3.2	500	3.5	2,925	25.7
Total - Gross	63,340	155	472.0	3,636	9,794	80.7	4,813	33.4	5,615	42.9	4,902	41.6	8,981	65.4	3,973	34.5	21,626	173.5
Total-committed (1)	—	—	—	—	(9,226)	(77.4)	(2,540)	(15.6)	(217)	(1.5)	486	3.4	678	2.7	3,252	26.4	7,567	62.0
Total-Net, September 30, 2024	63,340	155	472.0	3,636	568	3.3	2,273	17.8	5,398	41.4	5,388	45.0	9,659	68.1	7,225	60.9	29,193	235.5
Total-Committed vacancy (2)				(308)	—	—	—	—	—	—	—	—	—	—	308	—	—	—
Total-Committed occupancy(3)				3,328	568	3.3	2,273	17.8	5,398	41.4	5,388	45.0	9,659	68.1	7,533	60.9	29,193	235.5
% of portfolio as at September 30, 2024:
* by sq ft (in %)	100.0			5.7	0.9		3.6		8.5		8.5		15.2		11.5		46.1
* by Annualized Revenue (in %)			100.0			0.7		3.8		8.8		9.5		14.4		12.9		49.9
% of committed portfolio as at November 6, 2024(3)
* by sq ft (in %)	100.0			5.3	0.9		3.6		8.5		8.5		15.2		11.9		46.1
(1) Committed represents leases signed on expiring GLA up to the current period end.
(2) Committed vacancy represents leases commencing after the current period end, signed up until the date of the MD&A, on vacant GLA.
(3) Committed occupancy includes net occupancy as at the current period end and committed vacancy as noted above.

42 Granite REIT 2024 Third Quarter Report

Occupancy Roll Forward

The tables below provide a summary of occupancy changes during the three and nine months ended September 30, 2024.

Occupancy Roll Forward for Q3 2024

	Three Months Ended September 30, 2024
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, July 1, 2024	6,956	38,821	7,472	4,666	5,365	63,280
Vacancy, July 1, 2024	(144)	(3,251)	—	—	(98)	(3,493)
Occupancy, July 1, 2024	6,812	35,570	7,472	4,666	5,267	59,787
Occupancy %, July 1, 2024	97.9%	91.6%	100.0%	100.0%	98.2%	94.5%
Completed expansions	49	—	—	—	52	101
Occupied remeasurement	—	—	—	—	(3)	(3)
Development vacancy	(20)	—	—	—	—	(20)
Expiries	(246)	(808)	(392)	—	(97)	(1,543)
Surrenders and early terminations	—	(228)	—	—	—	(228)
Renewals	246	308	392	—	35	981
New Leases	—	628	—	—	1	629
Occupancy, September 30, 2024	6,841	35,470	7,472	4,666	5,255	59,704
GLA remeasurement	2	—	—	—	(40)	(38)
Total portfolio size, September 30, 2024	7,007	38,821	7,472	4,666	5,374	63,340
Occupancy %, September 30, 2024	97.6%	91.4%	100.0%	100.0%	97.8%	94.3%
Committed vacancy, November 6, 2024	—	308	—	—	—	308
Committed occupancy, November 6, 2024	6,841	35,778	7,472	4,666	5,255	60,012
Committed occupancy %, November 6, 2024	97.6%	92.2%	100.0%	100.0%	97.8%	94.7%

Granite REIT 2024 Third Quarter Report 43

Occupancy Roll Forward for Q3 2024 YTD

	Nine Months Ended September 30, 2024
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, Jan 1, 2024	6,546	38,821	7,472	4,666	5,367	62,872
Vacancy, Jan 1, 2024	(75)	(3,046)	—	—	(52)	(3,173)
Occupancy, Jan 1, 2024	6,471	35,775	7,472	4,666	5,315	59,699
Occupancy %, Jan 1, 2024	98.9%	92.2%	100.0%	100.0%	99.0%	95.0%
Completed developments	410	—	—	—	—	410
Completed expansions	49	—	—	—	52	101
Remeasurement	—	—	—	—	(5)	(5)
Development vacancy	(20)	—	—	—	—	(20)
Expiries	(568)	(2,442)	(5,349)	(308)	(281)	(8,948)
Surrenders and early terminations	—	(706)	—	—	—	(706)
Renewals	499	1,742	5,349	308	167	8,065
New Leases	—	1,101	—	—	7	1,108
Occupancy, September 30, 2024	6,841	35,470	7,472	4,666	5,255	59,704
GLA remeasurement	2	—	—	—	(40)	(38)
Total portfolio size, September 30, 2024	7,007	38,821	7,472	4,666	5,374	63,340
Occupancy %, September 30, 2024	97.6%	91.4%	100.0%	100.0%	97.8%	94.3%
Committed vacancy, November 6, 2024	—	308	—	—	—	308
Committed occupancy, November 6, 2024	6,841	35,778	7,472	4,666	5,255	60,012
Committed occupancy %, November 6, 2024	97.6%	92.2%	100.0%	100.0%	97.8%	94.7%

New and Renewal Lease Spreads

The following table summarizes rental rate spreads achieved on new and renewal leasing during the three and nine months ended September 30, 2024.

New and Renewal Lease Spreads

	Three Months Ended September 30, 2024		Nine Months Ended September 30, 2024
	Sq Ft (in thousands)	Rental Rate Spread(1)	Sq Ft (in thousands)	Rental Rate Spread(1)
Canada	246	142%	499	93%
United States	936	14%	2,570	14%
Austria	392	2%	5,349	9%
Germany	—	—%	308	—%
Netherlands	35	—%	168	—%
Total	1,609	31%	8,894	15%
(1)     Rental rate spread (%) is calculated as the difference in renewal rent over expiring rent.

The leasing activity in Canada for the three months ended September 30, 2024 represents one fair market rent lease renewal in the GTA. The leasing activity in the United States for the three months ended September 30, 2024 represents two new leases and a fair market rent lease
44 Granite REIT 2024 Third Quarter Report

renewal. The leasing activity in Austria for the three months ended September 30, 2024 represents two contractual lease renewals. The leasing activity in Netherlands for the three months ended September 30, 2024 represents three renewals of short-term/month-to-month leases at Granite’s property in Utrecht.

The leasing activity in Canada for the nine months ended September 30, 2024 represents two fair market rent lease renewals in the GTA. The leasing activity in the United States for the nine months ended September 30, 2024 represents four fair market rent lease renewals, and three new leases. The leasing activity in Austria for the nine months ended September 30, 2024 represents four contractual lease renewals. The leasing activity in Germany for the nine months ended September 30, 2024 represents one contractual fixed rate lease renewal. The leasing activity in Netherlands for the nine months ended September 30, 2024 represents nine renewals of short-term/month-to-month leases at Granite’s property in Utrecht.

In-Place Rental Rates

The following table summarizes the weighted average in-place rent by region:

Weighted Average In-Place Rent (Per Sq Ft)(1)(2)
	September 30, 2024	June 30, 2024	September 30, 2023	WALT (years)(3)
Canada	$11.92	$11.50	$10.29	6.8
United States	$4.96	$4.89	$4.73	5.8
Austria	€6.45	€6.38	€5.64	7.4
Germany	€5.40	€5.40	€5.31	5.9
Netherlands	€5.49	€5.50	€5.34	5.6
(1)     Amounts shown in local currency.
(2)     Weighted average in-place rent is calculated as the weighted average contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, divided by the total occupied area.
(3)     Weighted average lease term-to-maturity as at September 30, 2024.

As at September 30, 2024, the weighted average in-place rental rates increased in Canada, the United States, and Austria when compared with the rates noted in June 30, 2024 and in all jurisdictions relative to September 30, 2023. The increases are driven by lease renewals, new leasing at Granite’s completed developments, and fixed contractual and consumer price index rent escalations, capturing strong positive rental rate spreads in these regions.

Granite REIT 2024 Third Quarter Report 45

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its Credit Facility that aggregated to $1,130.7 million as at September 30, 2024 compared to $1,113.2 million at December 31, 2023, as summarized below:

Sources of Available Liquidity

As at September 30, 2024 and December 31, 2023	2024	2023
Cash and cash equivalents	$133.5	$116.1
Unused portion of Credit Facility	997.2	997.1
Available liquidity (1)	$1,130.7	$1,113.2
Additional sources of liquidity:
Unencumbered assets(2)	$9,094.5	$8,808.1
(1)    Represents a non-IFRS performance measure. For definitions of Granite’s non-IFRS performance measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

Granite intends to use its available liquidity to fund potential acquisitions of properties, to finance or refinance expenditures associated with Eligible Green Projects (as described in the Granite Green Bond Framework, which is available on Granite’s website), for commitments under existing development and expansion projects, to refinance or repay its unsecured current debt maturities, and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flows from operating activities, (iii) cash flows from asset sales, (iv) financing available from the Credit Facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets.

46 Granite REIT 2024 Third Quarter Report

Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	$ change	2024	2023	$ change

Cash and cash equivalents, beginning of period	$101.3	$119.2	(17.9)	$116.1	$135.1	(19.0)
Cash provided by operating activities	106.7	85.2	21.5	267.4	237.1	30.3
Cash used in investing activities	(21.0)	(7.3)	(13.7)	(49.5)	(109.9)	60.4
Cash used in financing activities	(52.0)	(40.3)	(11.7)	(201.5)	(104.0)	(97.5)
Effect of exchange rate changes on cash and cash equivalents	(1.5)	1.5	(3.0)	1.0	—	1.0
Cash and cash equivalents, end of period	$133.5	$158.3	(24.8)	$133.5	$158.3	(24.8)

Operating Activities

During the three month period ended September 30, 2024, operating activities generated cash of $106.7 million compared to $85.2 million in the prior year period. The increase of $21.5 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase in net operating income - cash basis of $9.9 million; and
•an increase of $14.1 million from cash provided by working capital changes primarily due to timing of payments and receipts, partially offset by;
•an increase of $0.7 million in foreign exchange losses;
•an increase of $0.4 million in interest paid as a result of higher debt balances and an increase in the weighted average cost of debt in the current year period; and
•an increase of $0.7 million in income taxes paid.

During the nine month period ended September 30, 2024, operating activities generated cash of $267.4 million compared to $237.1 million in the prior year period. The increase of $30.3 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase in net operating income - cash basis of $26.3 million;
•an increase of $10.1 million from cash provided by working capital changes primarily due to timing of payments and receipts;
•an increase of $0.2 million in foreign exchange gains;
•an increase of $0.5 million in lease termination and close-out fees; and
•an increase of $0.4 million in interest income primarily due to higher interest rates and higher invested cash balances in the current year period, partially offset by;
•an increase of $6.1 million in interest paid as a result of higher debt balances and an increase in the weighted average cost of debt in the current year period, partially offset by the amendment executed on the December 2026 Term Loan interest payment terms in February 2024; and
Granite REIT 2024 Third Quarter Report 47

•an increase of $1.8 million primarily relating to corporate restructuring costs reported in general and administrative expenses.

Investing Activities

Investing activities for the three month period ended September 30, 2024 used cash of $21.0 million and primarily related to the following:
•additions to income-producing properties paid of $18.6 million primarily attributable to the two expansion projects in Canada and Netherlands completed in Q3 2024 (see “SIGNIFICANT MATTERS - Construction and Development Commitments”), and ongoing maintenance capital primarily in the United States;
•additions to development properties paid of $0.8 million, primarily attributable to Granite’s ongoing development projects in Canada and the United States;
•tenant allowances paid of $0.3 million primarily relating to tenant improvement activity for properties in the United States; and
•leasing costs paid of $1.1 million primarily relating to leasing activity at properties in the United States.

Investing activities for the three month period ended September 30, 2023 used cash of $7.3 million and primarily related to the following:
•additions to properties under development paid of $14.8 million, primarily attributable to Granite’s ongoing development projects in the United States and Canada; and
•additions to income-producing properties paid of $10.9 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States, partially offset by;
•net proceeds of $19.7 million received from the disposition of an income-producing property in Canada.

Investing activities for the nine month period ended September 30, 2024 used cash of $49.5 million and primarily related to the following:
•additions to income-producing properties paid of $38.5 million primarily attributable to the two expansion projects in Canada and Netherlands completed in Q3 2024 (see “SIGNIFICANT MATTERS - Construction and Development Commitments”), and the ongoing maintenance capital in the United States, Canada and Europe;
•tenant allowances paid of $5.0 million primarily related to tenant improvement activity for properties in the United States;
•additions to development properties paid of $2.8 million, primarily attributable to Granite’s development projects in Canada and the United States;
•the final settlement relating to a previously completed acquisition of $0.8 million; and
•leasing costs paid of $2.3 million largely relating to leasing activity for properties in the United States.

Investing activities for the nine month period ended September 30, 2023 used cash of $109.9 million and primarily related to the following:
•the acquisitions of two income-producing properties in the United States and the settlement of other acquisition related liabilities for $103.4 million;
48 Granite REIT 2024 Third Quarter Report

•additions to properties under development paid of $57.9 million, primarily attributable to Granite’s development projects in the United States and Canada; and
•additions to income-producing properties paid of $60.6 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States, partially offset by;
•loan repayment received of $69.3 million in conjunction with the closing of the acquisitions of two industrial properties in the United States; and
•net proceeds of $43.8 million received from the dispositions of two income-producing properties in the United States and Canada.

Financing Activities

Cash used in financing activities for the three month period ended September 30, 2024 of $52.0 million was primarily comprised of monthly distribution payments.
Cash used in financing activities for the three month period ended September 30, 2023 of $40.3 million was largely comprised of $51.0 million of monthly distribution payments and $91.3 million used for the full repayment of the Credit Facility, partially offset by $102.1 million of net proceeds received from the full drawdown of the September 2026 Term Loan.
Cash used in financing activities for the nine month period ended September 30, 2024 of $201.5 million was largely comprised of $156.1 million of monthly distribution payments, and $44.2 million used for the repurchase of stapled units under the NCIB.

Cash used in financing activities for the nine month period ended September 30, 2023 of $104.0 million was largely comprised of $153.0 million of monthly distribution payments, $50.6 million relating to the full repayment of the secured construction loan, net of advances, and $91.3 million used for the full repayment of the Credit Facility, partially offset by $102.1 million of net proceeds from the full drawdown of the September 2026 Term Loan, and $90.2 million of draws on the Credit Facility.
Granite REIT 2024 Third Quarter Report 49

Debt Structure

Granite’s debt structure and key debt metrics as at September 30, 2024 and December 31, 2023 were as follows:

Summary Debt Structure and Debt Metrics

As at September 30, 2024 and December 31, 2023		2024	2023
Unsecured debt, net		$3,088.9	$3,066.0
Derivatives, net (4)		(43.1)	(100.8)
Lease obligations		34.7	33.2
Total unsecured debt	[A]	$3,080.5	$2,998.4
Secured debt		—	—
Total debt (1)(4)	[B]	$3,080.5	$2,998.4
Less: cash and cash equivalents		133.5	116.1
Net debt(1)(4)	[C]	$2,947.0	$2,882.3

Investment properties	[D]	$9,094.5	$8,808.1

Unencumbered Assets(5)	[E]	$9,094.5	$8,808.1
		100.0%
Trailing 12-month adjusted EBITDA(1)	[F]	$419.2	$392.6
Interest expense		$89.0	$78.7
Interest income		(8.1)	(7.7)
Trailing 12-month interest expense, net	[G]	$80.9	$71.0

Debt metrics
Leverage ratio(2)	[B]/[D]	34%	34%
Net leverage ratio(2)	[C]/[D]	32%	33%
Interest coverage ratio(2)	[F]/[G]	5.2x	5.5x
Unencumbered asset coverage ratio(2)	[E]/[A]	3.0x	2.9x
Indebtedness ratio(2)	[B]/[F]	7.3x	7.6x
Weighted average cost of debt(3)		2.60%	2.59%
Weighted average debt term-to-maturity, in years(3)		3.1	3.9
Ratings and outlook
Morningstar DBRS		BBB (high) stable	BBB (high) stable
Moody’s		Baa2 Stable	Baa2 Stable
(1)    Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)     Represents a non-IFRS ratio. For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    Excludes lease obligations noted above.
(4)     Balance is net of the derivative assets and derivative liabilities.
(5)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

50 Granite REIT 2024 Third Quarter Report

Unsecured Debt

2029 Debentures

On October 12, 2023, Granite LP issued $400.0 million aggregate principal amount of 6.074% Series 7 senior unsecured debentures due April 12, 2029 (the “2029 Debentures”). Interest on the 2029 Debentures is payable semi-annually in arrears on April 12 and October 12 of each year. As at September 30, 2024, all of the 2029 Debentures remained outstanding and the balance, net of deferred financing costs, was $397.9 million.

September 2026 Term Loan

On September 7, 2023, Granite LP entered into and fully drew upon a €70.0 million senior unsecured non-revolving term facility that will mature on September 8, 2026 (the “September 2026 Term Loan”). The September 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Euro Interbank Offered Rate (“EURIBOR”) plus a margin and is payable monthly in arrears. As at September 30, 2024, the full €70.0 million has been drawn and the balance, net of deferred financing costs, was $105.3 million.

2025 Term Loan

On September 15, 2022, Granite LP entered into and fully drew upon a US$400.0 million senior unsecured non-revolving term facility maturing on September 15, 2025 (“2025 Term Loan”). The 2025 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on Secured Overnight Financing Rate ("SOFR") plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. As at September 30, 2024, the full US$400.0 million has been drawn and the balance, net of deferred financing costs, was $540.5 million.

On October 4, 2024, Granite LP repaid in full the outstanding US$400.0 million aggregate principal amount of the 2025 Term Loan. In conjunction with the repayment, the 2025 Interest Rate Swap was terminated on October 2, 2024 and the related mark to market asset was settled on October 4, 2024.

2028 Debentures

On August 30, 2021, Granite LP issued $500.0 million aggregate principal amount of 2.194% Series 6 senior debentures due August 30, 2028 (the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of each year. As at September 30, 2024, all of the 2028 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.5 million.

2030 Debentures

On December 18, 2020, Granite LP issued $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the "2030 Debentures"). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. As at September 30, 2024, all of the 2030 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.1 million.

Granite REIT 2024 Third Quarter Report 51

2027 Debentures

On June 4, 2020, Granite LP issued $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the "2027 Debentures"). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. As at September 30, 2024, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.8 million.

December 2026 Term Loan

On December 12, 2018, Granite LP entered into and fully drew upon a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “December 2026 Term Loan”). The December 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Overnight Repo Rate Average ("CORRA") (previously the Canadian Dollar Offered Rate (“CDOR”)) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears (previously payable in advance). As a result of the cessation of the publication of CDOR on June 28, 2024 and the Canadian financial benchmark being replaced by CORRA, on February 8, 2024, Granite amended the December 2026 Term Loan and December 2026 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from CDOR to CORRA including a fixed spread for the basis difference between CDOR and CORRA, without any economic impact or change to Granite’s risk management strategy.

As at September 30, 2024, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.8 million.

2024 Term Loan

On December 19, 2018, Granite LP entered into and fully drew upon a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on SOFR (previously the London Interbank Offered Rate ("LIBOR")) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. As the Federal Reserve Board discontinued the publication of the US dollar LIBOR benchmark rates on June 30, 2023 and replaced it with SOFR, on April 19, 2023, Granite amended the 2024 Term Loan and 2024 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from LIBOR to SOFR without any economic impact or change to Granite’s risk management strategy.

As at September 30, 2024, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $250.0 million.

The 2027 Debentures, 2028 Debentures, 2029 Debentures, 2030 Debentures, 2024 Term Loan, 2025 Term Loan, September 2026 Term Loan and December 2026 Term Loan rank pari passu with all of the Trust's other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

See also “SIGNIFICANT MATTERS - SUBSEQUENT EVENTS”.
52 Granite REIT 2024 Third Quarter Report

Credit Facility

On March 27, 2024, the Trust amended the Credit Facility to extend the maturity date by one year to March 31, 2029, with a limit of $1.0 billion. Included in the amendment, Granite also updated the benchmark rates from CDOR to CORRA for Canadian dollar denominated draws, including a fixed spread for the basis difference between CDOR and CORRA. Such amendments to the benchmark rates resulted in no economic impact to Granite’s borrowing rates.

Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides the Trust the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $450.0 million with the consent of the participating lenders. While the Credit Facility matures on March 31, 2029, the Trust has the option to extend the maturity date by one year to March 31, 2030, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. As at September 30, 2024, the Trust had no amount drawn and $2.8 million in letters of credit issued against the Credit Facility.

Derivatives

Granite has entered into derivatives including cross currency interest rate swaps and interest rate swaps to lower its overall cost of borrowings and to hedge its currency exposure. The below table summarizes Granite’s derivative arrangements outstanding as at September 30, 2024 and December 31, 2023:

								September 30,	December 31,
As at								2024	2023
	Notional amount to be paid		Interest payment rate	Notional amount to be received		Interest receipt rate	Maturity date	Fair value assets (liabilities)	Fair value assets (liabilities)
2024 Cross Currency Interest Rate Swap	168,200	EUR	0.522%	185,000	USD	SOFR plus margin (4)	Dec. 19, 2024	(258)	9,042
2025 Interest Rate Swap (1) (6)	—	—	5.016%	—	—	SOFR plus margin	Sept. 15, 2025	1,423	4,847
September 2026 Interest Rate Swap (2)	—	—	4.333%	—	—	EURIBOR plus margin	Sept. 8, 2026	(2,214)	(2,105)
December 2026 Cross Currency Interest Rate Swap	205,500	EUR	1.355%	300,000	CAD	CORRA plus margin (5)	Dec. 11, 2026	8,350	24,223
2027 Cross Currency Interest Rate Swap	370,300	USD	2.964%	500,000	CAD	3.062%	June 4, 2027	10,185	18,402
2028 Cross Currency Interest Rate Swap	119,100	USD	2.096%	150,000	CAD	2.194%	Aug. 30, 2028	(5,769)	(3,067)
2028 Cross Currency Interest Rate Swap	242,100	EUR	0.536%	350,000	CAD	2.194%	Aug. 30, 2028	1,091	8,998
2029 Cross Currency Interest Rate Swap (3)	277,700	EUR	4.958%	400,000	CAD	6.103%	Apr. 12, 2029	(9,406)	(3,257)
2030 Cross Currency Interest Rate Swap	319,400	EUR	1.045%	500,000	CAD	2.378%	Dec. 18, 2030	39,729	43,730
								$43,131	$100,813
Granite REIT 2024 Third Quarter Report 53

(1)On September 15, 2022, Granite LP entered into a float to fixed interest rate swap (the “2025 Interest Rate Swap”) to exchange the floating SOFR portion of the interest payments of the 2025 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%.
(2)On September 8, 2023, Granite LP entered into a float to fixed interest rate swap (the “September 2026 Interest Rate Swap”) to exchange the floating EURIBOR-based interest payments of the September 2026 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 4.333%.
(3)On October 12, 2023, Granite LP entered into a cross currency interest rate swap (the "2029 Cross Currency Interest Rate Swap") to exchange the Canadian dollar denominated principal and interest payments of the 2029 Debentures for Euro denominated principal and interest payments resulting in an all-in effective fixed interest rate of 4.929%.
(4)On April 19, 2023, Granite amended the 2024 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy. In combination with the 2024 Term Loan, the all-in effective fixed interest rate is 0.267%.
(5)On February 8, 2024, Granite amended the December 2026 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from CDOR to CORRA, including a fixed spread for the basis difference between CDOR and CORRA, without any economic impact or change to Granite's risk management strategy. In combination with the December 2026 Term Loan, the all-in effective fixed interest rate is 1.096%.
(6)Subsequent to September 30, 2024, on October 4, 2024, Granite LP repaid in full the outstanding US$400.0 million aggregate principal amount of the 2025 Term Loan. In conjunction with the repayment, the 2025 Interest Rate Swap was terminated and the related mark to market asset was settled on October 4, 2024.

Debt Maturity Profile

As at September 30, 2024, Granite’s debt maturity profile and future repayments are as outlined below:

Debt Maturity Profile

% of Debt Maturing	8%	18%	13%	16%	16%	13%	16%

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. Granite’s interest coverage ratio decreased slightly from 5.5x for the year ended December 31, 2023 to 5.2x as at September 30, 2024 as a result of a 14% increase in interest expense as a result of an increase in Granite’s weighted average cost of debt, partially offset by a 7% EBITDA growth when comparing the two periods. Granite’s leverage ratio remains consistent with December 31, 2023 and the slight decrease in
54 Granite REIT 2024 Third Quarter Report

Granite’s indebtedness ratio from December 31, 2023 to September 30, 2024 is primarily due to the 7% growth in EBITDA, partially offset by a slight increase in debt, largely attributable to a decrease in the fair market value of Granite’s derivatives. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, unsecured term loans, and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at September 30, 2024, Granite was in compliance with all of these covenants.

Credit Ratings

On March 26, 2024, Morningstar DBRS confirmed Granite LP’s Issuer Rating and credit rating on the 2027 Debentures, the 2028 Debentures, the 2029 Debentures, and the 2030 Debentures as BBB(high) with stable trends. On September 20, 2024, Moody’s confirmed the Baa2 rating on the 2027 Debentures, the 2028 Debentures, the 2029 Debentures, and the 2030 Debentures with a stable outlook. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such rating.

Unitholders’ Equity

Outstanding Units

As at November 6, 2024, the Trust had 62,740,097 units issued and outstanding.

As at November 6, 2024, the Trust had 80,756 restricted units (representing the right to receive 80,756 units) and 93,178 performance units (representing the right to receive a maximum of 186,356 units) outstanding under the Trust’s Executive Deferred Unit Plan. The Executive Deferred Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

As at November 6, 2024, the Trust had 140,724 deferred share units (representing the right to receive 140,724 units) outstanding under the Trust’s Director/Trustee Deferred Share Unit Plan.

Distributions

Granite REIT’s monthly distribution to unitholders is currently $0.2750 per unit. For 2024, based on its current monthly rate, Granite expects to make total annual distributions of $3.30 per unit.

Total distributions declared to stapled unitholders in the three month periods ended September 30, 2024 and 2023 were $51.8 million or $0.8250 per stapled unit and $51.0 million or $0.8000 per stapled unit, respectively. Total distributions declared to stapled unitholders in the nine month periods ended September 30, 2024 and 2023 were $156.0 million or $2.4800 per stapled unit and $153.0 million or $2.4000 per stapled unit, respectively.

The distributions declared in October 2024 in the amount of $17.3 million or $0.2750 per unit will be paid on November 15, 2024.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from
Granite REIT 2024 Third Quarter Report 55

operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net Income	$111.8	$34.2	$277.1	$106.5
Cash flows provided by operating activities	106.7	85.2	267.4	237.1
Monthly cash distributions paid and payable	(51.8)	(51.0)	(156.0)	(153.0)
Cash flows from operating activities in excess of distributions paid and payable	$54.9	$34.2	$111.4	$84.1

Monthly distributions for the three and nine month periods ended September 30, 2024 and 2023 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Normal Course Issuer Bid

On May 22, 2024, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Following completion of the Arrangement, the NCIB continues as a NCIB of Granite REIT for the purchase of Granite REIT units. Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,273,168 of Granite’s issued and outstanding stapled units or, following completion of the Arrangement, Granite REIT units. The NCIB commenced on May 24, 2024 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2025. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 23,113 units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the units under the NCIB during specified blackout periods.

Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 24, 2023 to May 23, 2024.
During the three months ended September 30, 2024, there were no stapled unit repurchases under the NCIB. During the nine months ended September 30, 2024, Granite repurchased 644,300 stapled units at an average stapled unit cost of $68.62 for total consideration of $44.2 million, excluding commissions and taxes on net repurchases of stapled units.

During the three and nine month periods ended September 30, 2023, there were no stapled units repurchased under Granite’s previous NCIB.

56 Granite REIT 2024 Third Quarter Report

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. As at September 30, 2024, the Trust had $2.8 million in letters of credit outstanding. As at September 30, 2024, the Trust's contractual commitments totaled $31.4 million which comprised of costs to complete its ongoing construction and development projects, including tenant improvements. Granite expects to fund these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s Credit Facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 7, 9 and 17 to the unaudited condensed combined financial statements for the three and nine months ended September 30, 2024.

NON-IFRS PERFORMANCE MEASURES

The following non-IFRS performance measures are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS performance measures are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS performance measures may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS performance measures may not be comparable with similar measures presented by other issuers.

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes, corporate restructuring costs and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”) except for the exclusion of corporate restructuring costs. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of FFO to net income for the periods presented). FFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

Granite REIT 2024 Third Quarter Report 57

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO noted above, and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines, except for the exclusion of corporate restructuring costs as noted above. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of AFFO to net income for the periods presented). AFFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

Net operating income - cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS - Net Operating Income” for the reconciliation of NOI - cash basis to NOI for the periods presented). NOI - cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI - cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income - cash basis

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes properties that were acquired, disposed of, classified as development properties or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of same property NOI - cash basis to NOI - cash basis and to NOI for the periods presented). Granite believes that same property NOI - cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI - cash basis from the same stock of properties owned.

58 Granite REIT 2024 Third Quarter Report

Constant currency same property NOI - cash basis

Constant currency same property NOI - cash basis is a non-GAAP measure used by management in evaluating the performance of properties owned by Granite throughout the entire current and prior year periods on a constant currency basis. It is calculated by taking same property NOI as defined above and excluding the impact of foreign currency translation by converting the same property NOI denominated in foreign currency in the respective periods at the current period average exchange rates (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of constant currency same property NOI to same property NOI - cash basis for the periods presented).

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income attributable to stapled unitholders before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties, net of non-controlling interests in such items. Adjusted EBITDA, calculated on a 12-month trailing basis (“trailing 12-month adjusted EBITDA”), represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended September 30, 2024 and December 31, 2023	2024	2023
Net income attributable to stapled unitholders	$308.2	$136.7
Add (deduct):
Interest expense and other financing costs	89.0	78.7
Interest income	(8.1)	(7.7)
Income tax expense (recovery)	27.3	(9.5)
Depreciation and amortization	1.3	1.3
Lease termination and close-out fees	(0.5)	—
Fair value (gains) losses on investment properties, net	(21.5)	172.7
Fair value losses on financial instruments, net	22.8	17.3
Loss on sale of investment properties	—	1.5
Non-controlling interests relating to the above	0.7	1.6
Adjusted EBITDA	$419.2	$392.6

Available Liquidity

Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the Credit Facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments (see “LIQUIDITY AND CAPITAL RESOURCES - Liquidity”).

Granite REIT 2024 Third Quarter Report 59

Total Debt and Net Debt

Total debt is a non-IFRS performance measure calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

NON-IFRS RATIOS

The following non-IFRS ratios are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS ratios are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS ratios may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS ratios may not be comparable with similar measures presented by other issuers.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-IFRS performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

FFO and AFFO Payout Ratios

		Three Months Ended September 30,		Nine Months Ended September 30,
		2024	2023	2024	2023
(in millions, except as noted)
Monthly distributions declared to unitholders	[A]	$51.8	$51.0	$156.0	$153.0

FFO	[B]	85.2	79.1	251.2	236.3

AFFO	[C]	76.6	69.6	228.4	214.1

FFO payout ratio	[A]/[B]	61%	64%	62%	65%
AFFO payout ratio	[A]/[C]	68%	73%	68%	71%

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA (a non-IFRS performance measure) divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

60 Granite REIT 2024 Third Quarter Report

Indebtedness ratio

The indebtedness ratio is calculated as total debt (a non-IFRS performance measure) divided by Adjusted EBITDA (a non-IFRS performance measure) and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as total debt (a non-IFRS performance measure) divided by the fair value of investment properties (excluding assets held for sale) while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s material accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2023. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

Granite REIT 2024 Third Quarter Report 61

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2023. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of development properties occurs and determining borrowing costs to be capitalized to the carrying value of development properties. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties was determined by management using a 10-year cash flow and subsequent reversionary value discounted back to present value using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. Granite does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three and nine months ended September 30, 2024. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “INVESTMENT PROPERTIES” section and note 4 of the unaudited condensed combined financial statements for the three and nine months ended September 30, 2024 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

62 Granite REIT 2024 Third Quarter Report

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized, or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

New Standards Adopted

Amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments became effective on January 1, 2024 and required retrospective application.

The Trust adopted the amendments to IAS 1 as of January 1, 2024 and there was no material impact to its condensed combined financial statements.
Granite REIT 2024 Third Quarter Report 63

Future Changes in Accounting Standards

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, Presentation of Financial Statements, impacts the presentation of primary financial statements and notes, including the statement of profit or loss where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard also requires aggregation and disaggregation of information, and disclosure of management-defined performance measures in the notes to the financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted.

The Trust is currently assessing the impact of IFRS 18 on its consolidated financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the third quarter of 2024, there were no changes in the Trust’s internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedarplus.ca and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2023 and remain substantially unchanged in respect of the three and nine month periods ended September 30, 2024.

64 Granite REIT 2024 Third Quarter Report

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22
Operating highlights(3)
Revenue	$141.9	$140.3	$138.9	$129.8	$131.5	$130.3	$129.6	$125.6
NOI - cash basis(1)	116.2	113.7	111.4	108.0	106.3	104.8	103.9	99.6
Fair value gains (losses) on investment properties, net	42.6	(0.8)	12.7	(33.0)	(53.2)	(13.5)	(73.0)	(229.9)
Net income (loss) attributable to stapled unitholders	111.6	76.2	89.1	31.4	33.1	62.5	9.8	(126.3)
Cash provided by operating activities	106.7	76.7	84.0	76.0	85.2	67.9	84.0	65.5
FFO(1)	85.2	83.5	82.4	81.2	79.1	77.6	79.6	77.2
AFFO(1)	76.6	73.8	77.9	73.2	69.6	69.5	75.1	67.0
FFO payout ratio(2)	61%	62%	63%	63%	64%	66%	64%	65%
AFFO payout ratio(2)	68%	70%	67%	70%	73%	73%	68%	75%

Per unit amounts
Diluted FFO(1)	$1.35	$1.32	$1.30	$1.27	$1.24	$1.21	$1.25	$1.20
Diluted AFFO(1)	$1.22	$1.17	$1.22	$1.15	$1.09	$1.09	$1.18	$1.05
Monthly distributions paid	$0.83	$0.83	$0.83	$0.80	$0.80	$0.80	$0.80	$0.78
Diluted weighted average number of units	63.0	63.2	63.6	63.8	63.9	63.9	63.9	64.1

Financial highlights
Investment properties(4)	$9,094.5	$9,035.6	$8,952.4	$8,808.1	$8,898.5	$8,833.1	$8,952.1	$8,839.6
Assets held for sale	—	—	—	—	—	20.5	17.5	41.2
Cash and cash equivalents	133.5	101.3	139.9	116.1	158.3	119.2	117.2	135.1
Total debt(1)	3,080.5	3,036.1	3,034.5	2,998.4	2,999.4	2,954.4	2,951.5	2,930.3
Total capital expenditures incurred	10.0	15.4	7.8	(1.8)	8.7	18.6	19.6	19.1
Total leasing costs and tenant improvements incurred	1.6	5.6	1.1	5.3	2.7	3.0	1.0	4.7

Property metrics(4)
Number of income-producing properties	138	138	138	137	137	137	133	128
GLA, square feet	63.3	63.3	63.3	62.9	62.9	62.9	62.1	59.4
Occupancy, by GLA	94.3%	94.5%	95.0%	95.0%	95.6%	96.3%	97.8%	99.6%
Weighted average lease term, years	5.9	5.9	6.1	6.2	6.4	6.5	6.7	5.9
(1)    For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income (loss) attributable to unitholders primarily fluctuates from fair value gains (losses) on investment properties.
(4)     Excludes properties held for sale which are classified as assets held for sale on the condensed combined balance sheet as at the respective quarter-end.

The following table reconciles revenue, as determined in accordance with IFRS, to net operating income - cash basis for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions)	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22
Revenue	$141.9	$140.3	$138.9	$129.8	$131.5	$130.3	$129.6	$125.6
Less: Property operating costs	22.3	23.5	24.4	19.8	22.3	21.7	22.2	23.2
NOI	119.6	116.8	114.5	110.0	109.2	108.6	107.4	102.4
Add (deduct):
Lease termination and close-out fees	—	(0.5)	—	—	—	—	—	—
Straight-line rent amortization	(3.4)	(2.6)	(3.2)	(3.1)	(4.0)	(4.9)	(4.6)	(3.6)
Tenant incentive amortization	—	—	0.1	1.1	1.1	1.1	1.1	0.8
NOI - cash basis	$116.2	$113.7	$111.4	$108.0	$106.3	$104.8	$103.9	$99.6
Granite REIT 2024 Third Quarter Report 65

The following table reconciles net income (loss) attributable to stapled unitholders, as determined in accordance with IFRS, to FFO and AFFO for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions, except as noted)	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22
Net income (loss) attributable to stapled unitholders	$111.6	$76.2	$89.1	$31.4	$33.1	$62.5	$9.8	$(126.3)
Add (deduct):
Fair value (gains) losses on investment properties, net	(42.6)	0.8	(12.7)	33.0	53.2	13.5	73.0	229.9
Fair value losses (gains) on financial instruments	2.9	2.5	2.0	15.4	2.5	(1.1)	0.5	(2.1)
Loss on sale of investment properties	—	—	—	—	0.9	—	0.6	—
Deferred income tax expense (recovery)	9.3	5.4	3.8	0.9	(10.3)	5.4	(12.3)	(24.4)
Fair value remeasurement of the Executive Deferred Stapled Unit Plan	1.4	(1.2)	0.2	(0.4)	(0.7)	(0.4)	4.6	—
Fair value remeasurement of the Directors Deferred Stapled Unit Plan	1.8	(1.2)	—	0.4	(0.5)	(0.5)	1.3	0.1
Corporate restructuring costs(1)	0.7	0.9	0.2	—	—	—	—	—
Non-controlling interests relating to the above	0.1	0.1	(0.2)	0.5	0.9	(1.8)	2.1	—
FFO	$85.2	$83.5	$82.4	$81.2	$79.1	$77.6	$79.6	$77.2
Add (deduct):
Maintenance or improvement capital expenditures incurred	(3.7)	(5.8)	(0.6)	(0.9)	(4.5)	(2.2)	(0.1)	(2.7)
Leasing costs	(1.5)	(0.3)	(0.2)	(1.0)	(0.8)	(1.9)	(0.4)	(4.5)
Tenant allowances	—	(1.0)	(0.6)	(4.1)	(1.4)	(0.4)	(0.6)	(0.2)
Tenant incentive amortization	—	—	0.1	1.1	1.1	1.1	1.1	0.8
Straight-line rent amortization	(3.4)	(2.6)	(3.2)	(3.1)	(4.0)	(4.9)	(4.6)	(3.6)
Non-controlling interests relating to the above	—	—	—	—	0.1	0.2	0.1	—
AFFO	$76.6	$73.8	$77.9	$73.2	$69.6	$69.5	$75.1	$67.0
(1)     Effective January 1, 2024, Granite amended its definition of Funds From Operations (FFO) to exclude corporate restructuring costs associated with the uncoupling of the Trust’s stapled unit structure (refer to “NON-IFRS PERFORMANCE MEASURES”). See also “SIGNIFICANT MATTERS - STAPLED UNIT STRUCTURE”. Granite views these restructuring costs as non-recurring, as they are solely related to this specific transaction and do not reflect normal operating activities.

The following table reconciles total debt for the periods ended as indicated. Refer to the sections “Unitholders’ Equity” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions)	Q3 '24	Q2 '24	Q1 '24	Q4 '23	Q3 '23	Q2 '23	Q1 '23	Q4 '22
Unsecured debt, net	$3,088.9	$3,095.6	$3,085.8	$3,066.0	$3,085.3	$3,057.6	$2,983.8	$2,983.6
Derivatives, net	(43.1)	(94.1)	(86.1)	(100.8)	(119.1)	(136.6)	(121.8)	(138.4)
Lease obligations	34.7	34.6	34.8	33.2	33.2	33.4	33.7	33.7
Total unsecured debt	3,080.5	3,036.1	3,034.5	2,998.4	2,999.4	2,954.4	2,895.7	2,878.9
Secured debt	—	—	—	—	—	—	55.8	51.4
Total debt	$3,080.5	$3,036.1	$3,034.5	$2,998.4	$2,999.4	$2,954.4	$2,951.5	$2,930.3
66 Granite REIT 2024 Third Quarter Report

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to advance its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value, FFO and AFFO per unit, and constant currency same property NOI - cash basis; Granite's ability to execute on its strategic plan and its priorities for the remainder of 2024 and into 2025; Granite's 2024 outlook for FFO per unit, AFFO per unit and constant currency same property NOI, including the anticipated impact of future foreign currency exchange rates on FFO and AFFO per unit and expectations regarding Granite's business strategy; fluctuations in foreign currency exchange rates and the effect on Granite's revenues, expenses, cash flows, assets and liabilities; Granite's ability to offset interest or realize interest savings relating to its term loans, debentures and cross currency interest rate swaps; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite's intended use of available liquidity, its ability to obtain secured funding against its unencumbered assets and its expectations regarding the funding of its ongoing operations and future growth; any future offerings under the Shelf Prospectuses; obtaining site planning approval of a 0.7 million square foot distribution facility on the 34.0 acre site in Brantford, Ontario; obtaining site planning approval for a third phase of development for up to 1.3 million square feet on the 101.5 acre site in Houston, Texas and the potential yield from the project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 0.6 million square foot multi-phased business park on the remaining 36.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility on the 10.1 acres of land in Brant County, Ontario and the potential yield of the project; estimates regarding Granite's development properties and expansion projects, including square footage of construction, total construction costs and total costs; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; Granite’s ability to generate peak solar capacity on its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; the amount of any distributions; the effect of any legal proceedings on Granite; and the timing and successful completion of the Arrangement that would simplify Granite’s capital structure by replacing its current stapled unit structure with a conventional REIT trust unit
Granite REIT 2024 Third Quarter Report 67

structure. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2023 dated February 28, 2024, filed on SEDAR+ at www.sedarplus.ca and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2023 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

68 Granite REIT 2024 Third Quarter Report

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
For the three and nine months ended September 30, 2024 and 2023

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

		September 30,	December 31,
As at	Note	2024	2023
ASSETS

Non-current assets:
Investment properties	4	$9,094,457	$8,808,139
Deferred tax assets		658	639
Fixed assets, net		4,222	3,146
Derivatives	7(c)	59,355	100,200
Other assets	6	2,591	2,555
		9,161,283	8,914,679

Current assets:
Derivative	7(c)	1,423	9,042
Accounts receivable		8,570	12,166
Income taxes receivable		535	589
Prepaid expenses and other		12,255	13,767
Cash and cash equivalents	14(d)	133,488	116,134

Total assets		$9,317,554	$9,066,377

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	7(a),7(b)	$2,298,436	$2,821,849
Derivatives	7(c)	17,389	8,429
Long-term portion of lease obligations	8	33,792	32,416
Deferred tax liabilities		568,295	535,551
		2,917,912	3,398,245

Current liabilities:
Unsecured debt, net	7(b)	790,490	244,133
Derivative	7(c)	258	—
Deferred revenue	9	18,538	17,810
Accounts payable and accrued liabilities	9	107,509	94,336
Distributions payable	10	17,245	17,415
Short-term portion of lease obligations	8	940	765
Income taxes payable		11,838	10,032

Total liabilities		3,864,730	3,782,736

Equity:
Stapled unitholders’ equity	11	5,445,719	5,276,951
Non-controlling interests		7,105	6,690
Total equity		5,452,824	5,283,641
Total liabilities and equity		$9,317,554	$9,066,377

Commitments and contingencies (note 17)        On behalf of the Boards:
See accompanying notes
/s/ Kelly Marshall            /s/ Emily Pang
Director/Trustee            Director/Trustee
70 Granite REIT 2024 Third Quarter Report

Condensed Combined Statements of Net Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2024	2023	2024	2023

Rental revenue	12(a)	$141,893	$131,462	$420,600	$391,403
Lease termination and close-out fees		—	—	496	—
Revenue		141,893	131,462	421,096	391,403
Property operating costs	12(b)	22,328	22,290	70,255	66,219
Net operating income		119,565	109,172	350,841	325,184

General and administrative expenses	12(c)	13,170	8,402	30,609	31,976
Depreciation and amortization		332	310	965	946
Interest income		(1,203)	(1,221)	(3,687)	(3,313)
Interest expense and other financing costs	12(d)	22,290	18,831	66,086	55,827
Foreign exchange losses, net		917	153	512	655
Fair value (gains) losses on investment properties, net	4	(42,627)	53,200	(54,473)	139,747
Fair value losses on financial instruments, net	12(e)	2,877	2,520	7,404	1,869
Loss on sale of investment properties	5	—	891	—	1,496
Income before income taxes		123,809	26,086	303,425	95,981
Income tax expense (recovery)	13	11,962	(8,071)	26,298	(10,513)
Net income		$111,847	$34,157	$277,127	$106,494

Net income attributable to:
Stapled unitholders		$111,587	$33,126	$276,851	$105,344
Non-controlling interests		260	1,031	276	1,150
		$111,847	$34,157	$277,127	$106,494

See accompanying notes
Granite REIT 2024 Third Quarter Report 71

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2024	2023	2024	2023

Net income		$111,847	$34,157	$277,127	$106,494
Other comprehensive (loss) income:
Foreign currency translation adjustment(1)		(1,141)	81,773	164,232	(18,576)
Unrealized loss on net investment hedges, including income taxes of nil(1)	7(c)	(42,236)	(33,825)	(73,252)	(16,721)
Total other comprehensive (loss) income		(43,377)	47,948	90,980	(35,297)
Comprehensive income		$68,470	$82,105	$368,107	$71,197
(1) Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.

Comprehensive income attributable to:
Stapled unitholders		$68,297	$80,985	$367,678	$70,145
Non-controlling interests		173	1,120	429	1,052
		$68,470	$82,105	$368,107	$71,197

See accompanying notes

72 Granite REIT 2024 Third Quarter Report

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

Nine Months Ended September 30, 2024
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity
As at January 1,2024	63,356	$3,330,533	$5,250	$1,634,748	$306,420	$5,276,951	$6,690	$5,283,641
Net income	—	—	—	276,851	—	276,851	276	277,127
Other comprehensive income	—	—	—	—	90,827	90,827	153	90,980
Distributions (note 10)	—	—	—	(155,919)	—	(155,919)	(32)	(155,951)
Contributions from non-controlling interests	—	—	—	—	—	—	18	18
Units issued under the stapled unit plan (note 11(a))	29	2,114	—	—	—	2,114	—	2,114
Units repurchased for cancellation (note 11(b))	(644)	(39,855)	(5,250)	—	—	(45,105)	—	(45,105)
As at September 30, 2024	62,741	$3,292,792	$—	$1,755,680	$397,247	$5,445,719	$7,105	$5,452,824

Nine Months Ended September 30, 2023
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Stapled unitholders' equity	Non- controlling interests	Equity
As at January 1, 2023	63,708	$3,347,822	$11,601	$1,702,420	$413,532	$5,475,375	$4,972	$5,480,347
Net income	—	—	—	105,344	—	105,344	1,150	106,494
Other comprehensive loss	—	—	—	—	(35,199)	(35,199)	(98)	(35,297)
Distributions (note 10)	—	—	—	(152,984)	—	(152,984)	(31)	(153,015)
Contributions from non-controlling interests	—	—	—	—	—	—	203	203
Units issued under the stapled unit plan (note 11(a))	36	2,995	—	—	—	2,995	—	2,995
As at September 30, 2023	63,744	$3,350,817	$11,601	$1,654,780	$378,333	$5,395,531	$6,196	$5,401,727

See accompanying notes
Granite REIT 2024 Third Quarter Report 73

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2024	2023	2024	2023
OPERATING ACTIVITIES

Net income		$111,847	$34,157	$277,127	$106,494
Items not involving operating cash flows	14(a)	(28,032)	44,654	(28,780)	126,763
Current income tax expense	13(a)	2,676	2,184	7,826	6,641
Income taxes paid		(2,194)	(1,447)	(6,284)	(6,281)
Interest expense		21,489	18,594	63,706	53,710
Interest paid		(12,853)	(12,511)	(53,794)	(47,670)
Changes in working capital balances	14(b)	13,751	(354)	7,578	(2,519)
Cash provided by operating activities		106,684	85,277	267,379	237,138
INVESTING ACTIVITIES

Investment properties:
Acquisitions, deposits and transactions costs, net	3	(2)	(137)	(829)	(103,388)
Proceeds from disposal, net	5	—	19,684	—	43,782
Leasing costs paid		(1,165)	(561)	(2,323)	(3,603)
Tenant allowances paid		(291)	(482)	(4,992)	(2,142)
Additions to income-producing properties		(18,596)	(10,922)	(38,471)	(60,586)
Additions to development properties		(763)	(14,794)	(2,795)	(57,919)
Construction funds (in) released from escrow		(14)	(82)	61	4,805
Loan receivable repayment, net		—	—	—	69,262
Fixed asset additions, net		(51)	(38)	(97)	(155)
Cash used in investing activities		(20,882)	(7,332)	(49,446)	(109,944)
FINANCING ACTIVITIES

Monthly distributions paid		(51,760)	(51,002)	(156,088)	(152,983)
Proceeds from unsecured term loan, net of financing costs	7(b)	—	102,117	—	102,117
Proceeds from unsecured credit facility draws		—	—	—	90,234
Repayment of unsecured credit facility draws		—	(91,254)	—	(91,254)
Proceeds from secured debt		—	—	—	5,634
Repayment of secured debt		—	—	—	(56,234)
Repayment of lease obligations		(236)	(166)	(660)	(537)
Financing costs paid		—	—	(541)	(917)
Distributions to non-controlling interests		—	—	(32)	(31)
Repurchase of stapled units	11(b)	—	—	(44,221)	—
Cash used in financing activities		(51,996)	(40,305)	(201,542)	(103,971)
Effect of exchange rate changes on cash and cash equivalents		(1,575)	1,503	963	3
Net increase in cash and cash equivalents during the period		32,231	39,143	17,354	23,226
Cash and cash equivalents, beginning of the period		101,257	119,164	116,134	135,081
Cash and cash equivalents, end of the period		$133,488	$158,307	$133,488	$158,307

See accompanying notes
74 Granite REIT 2024 Third Quarter Report

Notes to Condensed Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1.	NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 as subsequently amended and restated on June 9, 2022. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE"). The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia, V6E 4E5, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

On April 15, 2024, Granite announced the proposal to simplify its capital structure by replacing its current stapled unit structure with a conventional REIT trust unit structure (the "Arrangement"). Currently, Granite unitholders hold stapled units, each of which consists of one Granite REIT unit and one common share of Granite GP. In the Arrangement (i) the two components of each stapled unit will be uncoupled, (ii) each common share of Granite GP will be automatically exchanged for a fractional Granite REIT unit and (iii) the Granite REIT units will be consolidated back to the number of stapled units outstanding before the exchange occurred. As a result of and immediately following the Arrangement, each Granite unitholder will hold a number of Granite REIT units equal to the number of stapled units held prior to the completion of the Arrangement, and Granite GP will become a wholly-owned subsidiary of Granite REIT. The stapled units will be delisted from the TSX and the NYSE, and the Granite REIT units will trade on the TSX and the NYSE under the same ticket symbols "GRT.UN" and "GRP.U" respectively.

On June 6, 2024, the Arrangement was approved by Granite unitholders at Granite’s Joint Annual General and Special Meetings of Stapled Unitholders. On June 10, 2024, Granite received a final order from the Supreme Court of British Columbia approving the plan of Arrangement.

Subsequent to September 30, 2024, Granite completed the Arrangement on October 1, 2024 (note 18).

Granite REIT 2024 Third Quarter Report 75

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a) Basis of Presentation and Statement of Compliance

The condensed combined financial statements for the three and nine month periods ended September 30, 2024 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, and should be read in conjunction with the Trust’s annual financial statements as at and for the year ended December 31, 2023.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on November 6, 2024.

(b) Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c) Accounting Policies

The condensed combined financial statements have been prepared using the same accounting policies as were used for the Trust’s annual combined financial statements and the notes thereto for the year ended December 31, 2023, except for the adoption of the following new standards effective January 1, 2024:

Amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the
76 Granite REIT 2024 Third Quarter Report

IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments became effective on January 1, 2024 and required retrospective application.

The Trust adopted the amendments to IAS 1 as of January 1, 2024 and there was no material impact to its condensed combined financial statements.

(d) Future Accounting Policy Changes

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, Presentation of Financial Statements, impacts the presentation of primary financial statements and notes, including the statement of profit or loss where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard also requires aggregation and disaggregation of information, and disclosure of management-defined performance measures in the notes to the financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted.

The Trust is currently assessing the impact of IFRS 18 on its consolidated financial statements.

3.	ACQUISITIONS

During the nine month period ended September 30, 2024, Granite did not acquire any properties. During the nine month period ended September 30, 2023, Granite made the following property acquisitions:

Acquisitions During The Nine Months Ended September 30, 2023
Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost

Income-producing properties:
10144 Veterans Dr.	Avon, USA	March 30, 2023	$72,806	$128	$72,934
10207 Veterans Dr.	Avon, USA	March 30, 2023	34,089	102	34,191
			$106,895	$230	$107,125

During the nine month period ended September 30, 2024, there were no transaction costs. During the nine month period ended September 30, 2023, transaction costs of $0.2 million, which included legal and advisory costs, were first capitalized to the cost of the respective properties and then subsequently expensed to net fair value (gains) losses on investment properties on the condensed combined statement of net income as a result of measuring the properties at fair value.

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4.	INVESTMENT PROPERTIES

	September 30,	December 31,
As at	2024	2023

Income-producing properties	$8,996,078	$8,641,352
Development properties(1)	98,379	166,787
	$9,094,457	$8,808,139
(1) Development properties include properties under development and land held for development.

Changes in investment properties are shown in the following table:

	Nine Months Ended		Year Ended
	September 30, 2024		December 31, 2023
	Income-producing properties	Development properties(1)	Income-producing properties	Development properties(1)
Balance, beginning of period	$8,641,352	$166,787	$8,486,105	$353,466
Maintenance or improvements	11,094	—	8,409	—
Leasing costs	2,763	—	5,095	1,577
Tenant allowances	5,485	—	6,969	47
Developments or expansions	22,209	3,921	36,633	62,619
Acquisitions (note 3)	—	—	107,125	—
Transfer to income-producing properties	72,701	(72,701)	288,979	(288,979)
Amortization of straight-line rent	9,252	—	16,690	—
Amortization of tenant allowances	(54)	—	(4,403)	—
Other changes	62	(51)	132	10
Fair value gains (losses), net	54,473	—	(216,191)	39,888
Foreign currency translation, net	176,741	423	(94,191)	(1,841)
Balance, end of period	$8,996,078	$98,379	$8,641,352	$166,787
(1) Development properties include properties under development and land held for development.

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values were primarily determined by using a 10-year cash flow and subsequent reversionary value discounted back to present value. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The valuation metrics utilized to derive the Trust’s investment property valuations are determined by management. The Trust does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Management receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of the Trust’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

78 Granite REIT 2024 Third Quarter Report

Included in investment properties as at September 30, 2024 is $74.6 million (December 31, 2023 — $64.0 million) of net straight-line rent receivables arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 17).

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	September 30, 2024			December 31, 2023
	Weighted average(1)	Maximum	Minimum	Weighted average(1)	Maximum	Minimum
Canada
Discount rate	6.59%	7.50%	6.00%	6.55%	7.50%	6.00%
Terminal capitalization rate	5.45%	6.50%	4.75%	5.39%	6.50%	4.75%

United States
Discount rate	7.11%	10.50%	6.40%	7.08%	10.50%	6.15%
Terminal capitalization rate	6.06%	9.25%	5.50%	6.02%	9.25%	5.25%

Germany
Discount rate	7.21%	9.65%	5.85%	7.13%	9.65%	5.80%
Terminal capitalization rate	6.18%	8.90%	4.85%	6.13%	8.90%	4.85%

Austria
Discount rate	8.68%	9.90%	8.15%	8.68%	9.90%	8.15%
Terminal capitalization rate	7.40%	8.25%	6.75%	7.40%	8.25%	6.75%

Netherlands
Discount rate	6.48%	7.95%	5.75%	6.34%	7.75%	5.60%
Terminal capitalization rate	6.68%	9.40%	5.95%	6.57%	9.00%	5.95%

Total
Discount rate	7.10%	10.50%	5.75%	7.05%	10.50%	5.60%
Terminal capitalization rate	6.11%	9.40%	4.75%	6.07%	9.25%	4.75%
(1)Weighted based on income-producing property fair value.

5.	DISPOSITION

During the nine month period ended September 30, 2024, there were no property dispositions.

During the nine month period ended September 30, 2023, Granite disposed of two income-producing properties located in Canada and the United States for gross proceeds of $45.3 million.

During the three and nine month periods ended September 30, 2023, Granite incurred $0.9 million and $1.5 million, respectively, of broker commissions and legal and advisory costs associated with the disposals which were included in loss on sale of investment properties on the condensed combined statements of net income.

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6.	OTHER ASSETS

	September 30,	December 31,
As at	2024	2023
Deferred financing costs associated with the revolving credit facility	$2,343	$2,272
Long-term receivables	248	283
	$2,591	$2,555

7.	UNSECURED DEBT AND RELATED DERIVATIVES

(a)Unsecured Revolving Credit Facility

On March 27, 2024, the Trust amended its existing unsecured revolving credit facility (the ‘‘Credit Facility’’) to extend the maturity date by one year to March 31, 2029, with a limit of $1.0 billion. As the administrator of the Canadian Dollar Offered Rate ("CDOR") ceased publication of CDOR on June 28, 2024 and the Canadian financial benchmark was replaced by the Canadian Overnight Repo Rate Average ("CORRA"), the Trust also amended the benchmark rates from CDOR to CORRA for Canadian dollar denominated draws, including a fixed spread for the basis difference between CDOR and CORRA. Such amendments to the benchmark rates resulted in no economic impact to Granite’s borrowing rates.

Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides the Trust the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $450.0 million with the consent of the participating lenders. While the Credit Facility matures on March 31, 2029, the Trust has the option to extend the maturity date by one year to March 31, 2030, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. As at September 30, 2024, the Trust had no amount drawn (December 31, 2023 — nil) on the Credit Facility and $2.8 million (December 31, 2023 — $2.9 million) in letters of credit issued against the Credit Facility.

(b) Unsecured Debentures and Term Loans, Net

As at		September 30, 2024		December 31, 2023
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2027 Debentures	June 4, 2027	$498,825	$500,000	$498,497	$500,000
2028 Debentures	August 30, 2028	498,484	500,000	498,193	500,000
2029 Debentures	April 12, 2029	397,911	400,000	397,629	400,000
2030 Debentures	December 18, 2030	498,140	500,000	497,917	500,000
2024 Term Loan	December 19, 2024	250,031	250,065	244,133	244,283
2025 Term Loan	September 15, 2025	540,459	540,680	527,786	528,180
September 2026 Term Loan	September 8, 2026	105,289	105,403	102,064	102,222
December 2026 Term Loan	December 11, 2026	299,787	300,000	299,763	300,000
		$3,088,926	$3,096,148	$3,065,982	$3,074,685
(1)The amounts outstanding are net of deferred financing costs. The deferred financing costs are amortized using the effective interest method and are included in interest expense.
80 Granite REIT 2024 Third Quarter Report

	September 30,	December 31,
As at	2024	2023
Unsecured Debentures and Term Loans, Net
Non-current	$2,298,436	$2,821,849
Current	790,490	244,133
	$3,088,926	$3,065,982

2023 Debentures

On November 30, 2023, Granite LP repaid in full the outstanding $400.0 million aggregate principal amount of the 2023 Debentures. In conjunction with the repayment, the mark to market liability of $18.5 million relating to the 2023 Cross Currency Interest Rate Swap was settled.

2024 Term Loan

Interest on drawn amounts of the 2024 Term Loan was initially based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP, but as the Federal Reserve Board discontinued the publication of the US dollar LIBOR benchmark rates on June 30, 2023 and replaced it with SOFR, on April 19, 2023, Granite amended the 2024 Term Loan and 2024 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy.

September 2026 Term Loan

On September 7, 2023, Granite LP entered into and fully drew upon a €70.0 million senior unsecured non-revolving term facility that will mature on September 8, 2026 (the “September 2026 Term Loan”). The September 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on EURIBOR plus a margin and is payable monthly in arrears. Deferred financing costs of $0.2 million were incurred and are recorded as a reduction against the carrying value.

December 2026 Term Loan

Interest on drawn amounts of the December 2026 Term Loan was initially based on CDOR plus an applicable margin determined by reference to the external credit rating of Granite LP, but as a result of the cessation of the publication of CDOR on June 28, 2024 and the Canadian financial benchmark being replaced by CORRA, on February 8, 2024, Granite amended the December 2026 Term Loan and December 2026 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from CDOR to CORRA including a fixed spread for the basis difference between CDOR and CORRA, without any economic impact or change to Granite's risk management strategy.

2025 Term Loan

Subsequent to September 30, 2024, on October 4, 2024, Granite LP repaid in full the outstanding US$400.0 million aggregate principal amount of the 2025 Term Loan, which had a maturity date of September 15, 2025. The 2025 Term Loan was fully prepayable without penalty. In conjunction with the repayment, the 2025 Interest Rate Swap was terminated and the related mark to market asset was settled on October 4, 2024 (note 18).

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(c) Derivatives

								September 30,	December 31,
As at								2024	2023
	Notional amount to be paid		Interest payment rate	Notional amount to be received		Interest receipt rate	Maturity date	Fair value assets (liabilities)	Fair value assets (liabilities)
2024 Cross Currency Interest Rate Swap	168,200	EUR	0.522%	185,000	USD	SOFR plus margin (4)	Dec. 19, 2024	$(258)	$9,042
2025 Interest Rate Swap (1) (6)	—	—	5.016%	—	—	SOFR plus margin	Sept. 15, 2025	1,423	4,847
September 2026 Interest Rate Swap (2)	—	—	4.333%	—	—	EURIBOR plus margin	Sept. 8, 2026	(2,214)	(2,105)
December 2026 Cross Currency Interest Rate Swap	205,500	EUR	1.355%	300,000	CAD	CORRA plus margin (5)	Dec. 11, 2026	8,350	24,223
2027 Cross Currency Interest Rate Swap	370,300	USD	2.964%	500,000	CAD	3.062%	June 4, 2027	10,185	18,402
2028 Cross Currency Interest Rate Swap	119,100	USD	2.096%	150,000	CAD	2.194%	Aug. 30, 2028	(5,769)	(3,067)
2028 Cross Currency Interest Rate Swap	242,100	EUR	0.536%	350,000	CAD	2.194%	Aug. 30, 2028	1,091	8,998
2029 Cross Currency Interest Rate Swap (3)	277,700	EUR	4.958%	400,000	CAD	6.103%	Apr. 12, 2029	(9,406)	(3,257)
2030 Cross Currency Interest Rate Swap	319,400	EUR	1.045%	500,000	CAD	2.378%	Dec. 18, 2030	39,729	43,730
								$43,131	$100,813
(1)On September 15, 2022, Granite LP entered into a float to fixed interest rate swap (the “2025 Interest Rate Swap”) to exchange the floating SOFR portion of the interest payments of the 2025 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%.
(2)On September 8, 2023, Granite LP entered into a float to fixed interest rate swap (the "September 2026 Interest Rate Swap”) to exchange the floating EURIBOR-based interest payments of the September 2026 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 4.333%.
(3)On October 12, 2023, Granite LP entered into a cross currency interest rate swap (the "2029 Cross Currency Interest Rate Swap") to exchange the Canadian dollar denominated principal and interest payments of the 2029 Debentures for Euro denominated principal and interest payments resulting in an all-in effective fixed interest rate of 4.929%.
(4)On April 19, 2023, Granite amended the 2024 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy (note 7(b)). In combination with the 2024 Term Loan, the all-in effective fixed interest rate is 0.267%.
(5)On February 8, 2024, Granite amended the December 2026 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from CDOR to CORRA, including a fixed spread for the basis difference between CDOR and CORRA, without any economic impact or change to Granite's risk management strategy (note 7(b)). In combination with the December 2026 Term Loan, the all-in effective fixed interest rate is 1.096%.
(6)Subsequent to September 30, 2024, on October 4, 2024, Granite LP repaid in full the outstanding US$400.0 million aggregate principal amount of the 2025 Term Loan. In conjunction with the repayment, the 2025 Interest Rate Swap was terminated and the related mark to market asset was settled on October 4, 2024 (note 18).

82 Granite REIT 2024 Third Quarter Report

	September 30,	December 31,
	2024	2023
Derivative assets at fair value
Non-current	$59,355	$100,200
Current	1,423	9,042
	$60,778	$109,242

Derivative liabilities at fair value
Non-current	$17,389	$8,429
Current	258	—
	$17,647	$8,429

For the three and nine month periods ended September 30, 2024, the cross currency interest rate swaps, the combination of the 2025 Term Loan and 2025 Interest Rate Swap, and the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap are designated as net investment hedges of the Trust’s investments in foreign operations ("Net Investment Hedges"). The effectiveness of the hedges is assessed quarterly. Gains and losses associated with the effective portion of the hedges are recognized in other comprehensive (loss) income. For the three and nine month periods ended September 30, 2024, the Trust has assessed the Net Investment Hedges to be effective, except for a portion of the 2024 Cross Currency Interest Rate Swap, a portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap, a portion of the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap, and a portion of the December 2026 Cross Currency Interest Rate Swap.

For the three and nine month periods ended September 30, 2024, net fair value losses of $2.8 million and $6.8 million have been recognized in fair value losses on financial instruments, net (note 12(e)), respectively, in the condensed combined statements of net income, due to ineffectiveness relating to the interest rate portion of certain hedging relationships described above.

The Trust has elected to record the differences resulting from the interest rates associated with the derivatives in the condensed combined statements of net income.

8.	LEASE OBLIGATIONS

As at September 30, 2024, the Trust had leases for the use of office space, office and other equipment, and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. The Trust recognized these leases as right-of-use assets and recorded related lease liability obligations. During the nine month period ended September 30, 2024, Granite recorded a right-of-use asset and related lease obligation of $1.8 million for office space in Europe.

The present value of future minimum lease payments relating to the right-of-use assets as at September 30, 2024 in aggregate for the next five years and thereafter are as follows:

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Remainder of 2024	$196
2025	942
2026	946
2027	661
2028	445
2029 and thereafter	31,542
$34,732

During the three and nine month periods ended September 30, 2024, the Trust recognized $0.4 million (2023 — $0.4 million) and $1.2 million (2023 — $1.2 million) of interest expense, respectively, related to lease obligations (note 12(d)).

9.	CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.
Accounts Payable and Accrued Liabilities

	September 30,	December 31,
As at	2024	2023
Accounts payable	$6,965	$11,400
Commodity tax payable	7,196	5,779
Tenant security deposits	5,593	6,093
Employee unit-based compensation	8,604	7,752
Trustee/director unit-based compensation	11,371	9,364
Accrued salaries, incentives and benefits	5,429	6,516
Accrued interest payable	26,022	15,135
Accrued construction costs	6,508	11,009
Accrued professional fees	1,740	1,320
Acquisition related liabilities	30	907
Accrued property operating costs	19,161	9,744
Other tenant related liabilities	5,978	8,621
Other accrued liabilities	2,912	696
	$107,509	$94,336

10.	DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended September 30, 2024 were $51.8 million (2023 — $51.0 million) or $0.8250 per stapled unit (2023 — $0.8000 per stapled unit). Total distributions declared to stapled unitholders in the nine month period ended September 30, 2024 were $156.0 million (2023 — $153.0 million) or $2.48 per stapled unit (2023 — $2.40 per stapled unit).

Distributions payable at September 30, 2024 of $17.2 million ($0.2750 per stapled unit), representing the September 2024 monthly distribution, were paid on October 15, 2024.
84 Granite REIT 2024 Third Quarter Report

Distributions payable at December 31, 2023 of $17.4 million ($0.2750 per stapled unit), representing the December 2023 monthly distribution, were paid on January 16, 2024.

Subsequent to September 30, 2024, the distributions declared in October 2024 in the amount of $17.3 million or $0.2750 per unit will be paid on November 15, 2024 (note 18).

11.	STAPLED UNITHOLDERS' EQUITY

(a)Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at September 30, 2024 and December 31, 2023, there were no options outstanding under this plan.

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2024		2023
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	123	$65.70	101	$64.58
New grants and distributions	18	75.25	16	70.97
DSUs outstanding, September 30	141	$66.90	117	$65.47

Executive Deferred Stapled Unit Plan

The Executive Stapled Unit Plan (the “Restricted Stapled Unit Plan”) of the Trust provides for the issuance of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) and is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the “Participants”). A reconciliation of the changes in notional stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

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	2024		2023
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
RSUs and PSUs outstanding, January 1	145	$81.93	123	$87.18
New grants and distributions(1)	81	75.33	79	71.85
Forfeited	(2)	79.63	(2)	82.22
PSUs added by performance factor	7	73.84	27	83.37
Settled in cash	(29)	80.55	(38)	77.76
Settled in stapled units	(29)	80.55	(36)	77.76
RSUs and PSUs outstanding, September 30(2)	173	$79.01	153	$83.19
(1)Includes 42.8 RSUs and 32.2 PSUs granted during the nine month period ended September 30, 2024 (2023 — 40.1 RSUs and 34.4 PSUs).
(2)Total restricted stapled units outstanding at September 30, 2024 include a total of 80.5 RSUs and 92.9 PSUs granted (2023 — 67.3 RSUs and 85.8 PSUs).

The fair value of the outstanding RSUs was $4.9 million at September 30, 2024 and is based on the market price of the Trust’s stapled unit. The fair value is adjusted for changes in the market price of the Trust’s stapled unit and recorded as a liability in the employee unit-based compensation payables (note 9).

The fair value of the outstanding PSUs was $3.7 million at September 30, 2024 and is recorded as a liability in the employee unit-based compensation payables (note 9). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total unitholder return of the Trust's stapled units relative to the S&P/TSX Capped REIT Index.

Grant date	January 1, 2024, January 1, 2023 and January 1, 2022
PSUs outstanding	92,851
Weighted average term to expiry	1.3 years
Average volatility rate	21.1%
Weighted average risk free interest rate	3.3%

86 Granite REIT 2024 Third Quarter Report

The Trust's unit-based compensation expense (recovery) recognized in general and administrative expenses was:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

DSUs for trustees/directors(1)	$2,268	$(129)	$2,008	$1,483
Restricted Stapled Unit Plan for executives and employees	2,561	527	4,064	6,996
Unit-based compensation expense (recovery)	$4,829	$398	$6,072	$8,479

Fair value remeasurement expense (recovery) included in the above:
DSUs for trustees/directors	$1,810	$(526)	$683	$327
Restricted Stapled Unit Plan for executives and employees	1,505	(677)	519	3,481
Total fair value remeasurement expense (recovery)	$3,315	$(1,203)	$1,202	$3,808
(1)In respect of fees mandated and elected to be taken as DSUs.

(b)Normal Course Issuer Bid
On May 22, 2024, Granite announced the acceptance by the TSX of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Following completion of the Arrangement, the NCIB continues as a NCIB of Granite REIT for the purchase of Granite REIT units. Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,273,168 of Granite’s issued and outstanding stapled units or, following completion of the Arrangement, Granite REIT units. The NCIB commenced on May 24, 2024 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2025. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 23,113 units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 24, 2023 to May 23, 2024.
During the nine month period ended September 30, 2024, Granite repurchased 644,300 stapled units at an average stapled unit cost of $68.62 for total consideration of $44.2 million, excluding commissions and taxes on net repurchases of stapled units. The difference between the repurchase price and the average cost of the stapled units of $5.3 million was recorded to contributed surplus. During the nine month period ended September 30, 2023, there were no stapled units repurchased under the NCIB.

Granite REIT 2024 Third Quarter Report 87

(c)Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at September 30,	2024	2023
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$396,981	$306,741
Fair value gains on derivatives designated as net investment hedges	266	71,592
	$397,247	$378,333
(1)Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

12.	RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a) Rental revenue consists of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Base rent	$117,446	$107,399	$346,007	$317,562
Straight-line rent amortization	3,436	4,036	9,252	13,595
Tenant incentive amortization	—	(1,087)	(54)	(3,316)
Property tax recoveries	13,888	13,750	41,489	41,456
Property insurance recoveries	1,826	1,646	5,462	4,798
Operating cost recoveries	5,297	5,718	18,444	17,308
	$141,893	$131,462	$420,600	$391,403

(b) Property operating costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Non-recoverable from tenants:
Property taxes and utilities	$278	$291	$891	$969
Property insurance	184	164	549	518
Repairs and maintenance	28	120	315	347
Property management fees	97	148	293	306
Other	228	73	514	195
	$815	$796	$2,562	$2,335
Recoverable from tenants:
Property taxes and utilities	$15,299	$15,614	$47,970	$46,351
Property insurance	1,918	1,856	5,677	5,469
Repairs and maintenance	2,663	2,400	9,112	7,240
Property management fees	1,321	1,422	4,039	3,908
Other	312	202	895	916
	$21,513	$21,494	$67,693	$63,884
Property operating costs	$22,328	$22,290	$70,255	$66,219
88 Granite REIT 2024 Third Quarter Report

(c) General and administrative expenses consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Salaries, incentives and benefits	$4,717	$4,498	$14,035	$13,478
Audit, legal and consulting	1,007	958	3,157	3,256
Trustee/director fees including distributions, revaluations and expenses(1)	2,327	(50)	2,253	1,798
RSU and PSU compensation expense including distributions and revaluations(1)	2,561	527	4,064	6,996
Other public entity costs	704	653	2,017	1,923
Office rents including property taxes and common area maintenance costs	138	158	501	448
Capital tax expense (recovery)	36	358	(340)	763
Information technology costs	670	608	1,984	1,879
Corporate restructuring costs(2)	660	147	1,770	147
Other	465	652	1,555	1,697
	$13,285	$8,509	$30,996	$32,385
Less: capitalized general and administrative expenses	(115)	(107)	(387)	(409)
	$13,170	$8,402	$30,609	$31,976
(1)For fair value remeasurement expense (recovery) amounts see note 11(a).
(2)Corporate restructuring costs include costs associated with the uncoupling of the Trust’s stapled unit structure.

(d) Interest expense and other financing costs consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Interest and amortized issuance costs relating to debentures and term loans	$21,125	$17,328	$62,693	$51,255
Amortization of deferred financing costs and other interest expense and charges	858	1,585	2,632	5,000
Interest expense related to lease obligations (note 8)	413	398	1,228	1,196
	$22,396	$19,311	$66,553	$57,451
Less: capitalized interest	(106)	(480)	(467)	(1,624)
	$22,290	$18,831	$66,086	$55,827

Granite REIT 2024 Third Quarter Report 89

(e) Fair value losses (gains) on financial instruments, net, consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Foreign exchange collar contracts, net (note 15(a))	$120	$99	$569	$(2,522)
Derivatives, net (note 7(c))	2,757	2,421	6,835	4,391
	$2,877	$2,520	$7,404	$1,869

For the three and nine month periods ended September 30, 2024, the net fair value losses on financial instruments of $2.9 million and $7.4 million, respectively, are comprised of the net fair value losses of $0.1 million and $0.6 million on foreign exchange collar contracts, respectively, and net fair value losses on derivatives of $2.8 million and $6.8 million, respectively, which are associated with the fair value movements of the 2024 Cross Currency Interest Rate Swap, the combination of the 2025 Term Loan and 2025 Interest Rate Swap, the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap, and the December 2026 Cross Currency Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value losses on financial instruments, net in the condensed combined statements of net income.

For the three and nine month periods ended September 30, 2023, the net fair value losses on financial instruments of $2.5 million and $1.9 million, respectively, were comprised of the net fair value loss of $0.1 million and net fair value gain of $2.5 million on foreign exchange collar contracts, respectively, and net fair value losses on the derivatives of $2.4 million and $4.4 million, respectively, which were associated with the fair value movements of the 2024 Cross Currency Interest Rate Swap, the combination of the 2025 Term Loan and 2025 Interest Rate Swap, and the combination of the September 2026 Term Loan and September 2026 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value was recognized in fair value losses on financial instruments, net, in the condensed combined statements of net income.

13.	INCOME TAXES

(a)The major components of the income tax expense (recovery) are:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Current income tax expense	$2,676	$2,184	$7,826	$6,641
Deferred income tax expense (recovery)	9,286	(10,255)	18,472	(17,154)
Income tax expense (recovery)	$11,962	$(8,071)	$26,298	$(10,513)

90 Granite REIT 2024 Third Quarter Report

(b)    The effective income tax rate reported in the condensed combined statements of net income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Income before income taxes	$123,809	$26,086	$303,425	$95,981
Expected income taxes at the Canadian statutory tax rate of 26.5% (2023 - 26.5%)	$32,810	$6,913	$80,408	$25,435
Income distributed and taxable to unitholders	(19,889)	(16,506)	(51,000)	(43,496)
Net foreign rate differentials	(1,689)	81	(4,181)	(960)
Net change in provisions for uncertain tax positions	124	160	298	1,176
Net permanent differences	125	(34)	247	203
Net effect of change in tax rates	(266)	—	(557)	—
Net change in recognition of deferred tax assets	(427)	1,032	(119)	6,825
Withholding taxes and other	1,174	283	1,202	304
Income tax expense (recovery)	$11,962	$(8,071)	$26,298	$(10,513)

14.	DETAILS OF CASH FLOWS

(a)Items not involving operating cash flows are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

Straight-line rent amortization	$(3,436)	$(4,036)	$(9,252)	$(13,595)
Tenant incentive amortization	—	1,087	54	3,316
Unit-based compensation expense (note 11(a))	4,829	398	6,072	8,479
Fair value (gains) losses on investment properties, net	(42,627)	53,200	(54,473)	139,747
Depreciation and amortization	332	310	965	946
Fair value losses on financial instruments, net (note 12(e))	2,877	2,520	7,404	1,869
Loss on sale of investment properties	—	891	—	1,496
Amortization of issuance costs relating to debentures and term loans	529	452	1,571	1,388
Amortization of deferred financing costs	130	131	382	403
Deferred income tax expense (recovery) (note 13(a))	9,286	(10,255)	18,472	(17,154)
Other	48	(44)	25	(132)
	$(28,032)	$44,654	$(28,780)	$126,763

Granite REIT 2024 Third Quarter Report 91

(b)Changes in working capital balances are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Accounts receivable	$3,442	$(2,398)	$3,696	$1,499
Prepaid expenses and other	(716)	(18)	1,148	(2,559)
Accounts payable and accrued liabilities	13,783	4,448	2,352	(2,247)
Deferred revenue	(2,758)	(2,386)	382	788
	$13,751	$(354)	$7,578	$(2,519)

(c)Non-cash investing and financing activities

For the nine month period ended September 30, 2024, 29 thousand stapled units (2023 — 36 thousand stapled units) with a value of $2.1 million (2023 — $3.0 million) were issued under the Restricted Stapled Unit Plan (note 11(a)) and are not recorded in the condensed combined statements of cash flows.

In addition, for the nine month period ended September 30, 2024, the total impact from the foreign currency translations on the unsecured debt and related derivatives of $21.5 million gain is not recorded in the condensed combined statement of cash flows. For the nine month period ended September 30, 2023, the total impact from the foreign currency translations on the secured debt, unsecured debt and related derivatives of $1.5 million loss was not recorded in the condensed combined statement of cash flows.

(d)Cash and cash equivalents consist of:

	September 30,	December 31,
As at	2024	2023
Cash	$124,452	$115,714
Short-term deposits	9,036	420
	$133,488	$116,134

92 Granite REIT 2024 Third Quarter Report

15.	FAIR VALUE AND RISK MANAGEMENT

(a)Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at September 30, 2024 and December 31, 2023:

As at	September 30, 2024			December 31, 2023
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Other assets	$248	(1)	$248	$283	(1)	$283
Derivatives	60,778	(2)	60,778	109,242	(2)	109,242
Accounts receivable	8,570		8,570	12,166		12,166
Prepaid expenses and other	81	(3)	81	650	(3)	650
Cash and cash equivalents	133,488		133,488	116,134		116,134
	$203,165		$203,165	$238,475		$238,475

Financial liabilities
Unsecured debentures, net	$1,893,360		$1,848,420	$1,892,236		$1,768,920
Unsecured term loans, net	1,195,566	(4)	1,195,566	1,173,746	(4)	1,173,746
Derivatives	17,647		17,647	8,429		8,429
Accounts payable and accrued liabilities	107,509		107,509	94,336		94,336
Distributions payable	17,245		17,245	17,415		17,415
	$3,231,327		$3,186,387	$3,186,162		$3,062,846
(1)    Long-term receivables included in other assets (note 6).
(2)    Balance includes current and non-current portions of derivative assets (note 7(c)).
(3)    As at September 30, 2024, foreign exchange collars of $0.1 million included in prepaid expenses and other (December 31, 2023 - $0.7 million).
(4)    Balance includes current and non-current portions of unsecured term loans, net (note 7(b)).
The fair values of the Trust’s accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the unsecured term loans approximate their carrying amounts as the unsecured term loans bear interest at rates comparable to the current market rates. The fair values of the derivatives and foreign exchange collars are determined using market inputs quoted by their counterparties.

The Trust periodically purchases foreign exchange collars to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At September 30, 2024, the Trust held 3 outstanding foreign exchange collar contracts (December 31, 2023 — 6) with a notional value of US$18.0 million (December 31, 2023 — US$36.0 million) and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. At September 30, 2024, the Trust also held 15 outstanding foreign exchange collar contracts (December 31, 2023 — 12) with a notional value of €30.0 million (December 31, 2023 — €24.0 million) and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates
Granite REIT 2024 Third Quarter Report 93

relative to the Canadian dollar are met. For the three and nine month periods ended September 30, 2024, the Trust recorded net fair value losses of $0.1 million (2023 — $0.1 million) and $0.6 million (2023 — net fair value gain of $2.5 million), respectively, related to the outstanding foreign exchange collar contracts (note 12(e)). The Trust did not employ hedge accounting for these financial instruments.

(b)Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:    Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:    Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:    Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at September 30, 2024	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$9,094,457
Derivatives (note 7)	—	60,778	—
Foreign exchange collars included in prepaid expenses and other	—	81	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 7)	1,848,420	—	—
Unsecured term loans, net (note 7)	—	1,195,566	—
Derivatives (note 7)	—	17,647	—
Net (liabilities) assets measured or disclosed at fair value	$(1,848,420)	$(1,152,354)	$9,094,457

94 Granite REIT 2024 Third Quarter Report

As at December 31, 2023	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$8,808,139
Derivatives (note 7)	—	109,242	—
Foreign exchange collars included in prepaid expenses and other	—	650	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 7)	1,768,920	—	—
Unsecured term loans, net (note 7)	—	1,173,746	—
Derivatives (note 7)	—	8,429	—
Net (liabilities) assets measured or disclosed at fair value	$(1,768,920)	$(1,072,283)	$8,808,139

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and nine month periods ended September 30, 2024 and the year ended December 31, 2023, there were no transfers between the levels.

(c)Risk Management

Foreign exchange risk

As at September 30, 2024, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At September 30, 2024, the Trust’s foreign currency denominated net assets are $6.5 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $44.0 million and $20.8 million, respectively, to comprehensive income.

Granite REIT 2024 Third Quarter Report 95

16.	COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at September 30, 2024

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$9,094,457	—	—	$9,094,457
Investment in Granite LP(1)	—	44	(44)	—
Other non-current assets	66,826	—	—	66,826
	9,161,283	44	(44)	9,161,283
Current assets:
Other current assets	22,783	—	—	22,783
Intercompany receivable(2)	—	20,333	(20,333)	—
Cash and cash equivalents	133,238	250	—	133,488
Total assets	$9,317,304	20,627	(20,377)	$9,317,554

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$2,298,436	—	—	$2,298,436
Other non-current liabilities	619,476	—	—	619,476
	2,917,912	—	—	2,917,912
Current liabilities:
Unsecured debt, net	790,490	—	—	790,490
Intercompany payable(2)	20,333	—	(20,333)	—
Other current liabilities	135,745	20,583	—	156,328
Total liabilities	3,864,480	20,583	(20,333)	3,864,730

Equity:
Stapled unitholders’ equity	5,445,675	44	—	5,445,719
Non-controlling interests	7,149	—	(44)	7,105
Total liabilities and equity	$9,317,304	20,627	(20,377)	$9,317,554
(1)    Granite REIT Holdings Limited Partnership ("Granite LP") is 100% owned by Granite REIT and Granite GP.
(2)    Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
96 Granite REIT 2024 Third Quarter Report

Balance Sheet	As at December 31, 2023

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$8,808,139	—	—	$8,808,139
Investment in Granite LP(1)	—	41	(41)	—
Other non-current assets	106,540	—	—	106,540
	8,914,679	41	(41)	8,914,679
Current assets:
Other current assets	35,564	—	—	35,564
Intercompany receivable(2)	—	18,998	(18,998)	—
Cash and cash equivalents	115,838	296	—	116,134
Total assets	$9,066,081	19,335	(19,039)	$9,066,377

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$2,821,849	—	—	$2,821,849
Other non-current liabilities	576,396	—	—	576,396
	3,398,245	—	—	3,398,245
Current liabilities:
Unsecured debt, net	244,133	—	—	244,133
Intercompany payable(2)	18,998	—	(18,998)	—
Other current liabilities	121,064	19,294	—	140,358
Total liabilities	3,782,440	19,294	(18,998)	3,782,736

Equity:
Stapled unitholders’ equity	5,276,910	41	—	5,276,951
Non-controlling interests	6,731	—	(41)	6,690
Total liabilities and equity	$9,066,081	19,335	(19,039)	$9,066,377
(1)    Granite LP is 100% owned by Granite REIT and Granite GP.
(2)    Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
Granite REIT 2024 Third Quarter Report 97

Income Statement	Three Months Ended September 30, 2024
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$141,893	—	—	$141,893

General and administrative expenses	13,170	—	—	13,170
Interest expense and other financing costs	22,290	—	—	22,290
Other costs and expenses, net	22,374	—	—	22,374
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(42,627)	—	—	(42,627)
Fair value losses on financial instruments, net	2,877	—	—	2,877
Income before income taxes	123,809	1	(1)	123,809
Income tax expense	11,962	—	—	11,962
Net income	111,847	1	(1)	111,847
Less net income attributable to non-controlling interests	261	—	(1)	260
Net income attributable to stapled unitholders	$111,586	1	—	$111,587

Income Statement	Three Months Ended September 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$131,462	—	—	$131,462

General and administrative expenses	8,402	—	—	8,402
Interest expense and other financing costs	18,831	—	—	18,831
Other costs and expenses, net	21,532	—	—	21,532
Share of income of Granite LP	—	—	—	—
Fair value losses on investment properties, net	53,200	—	—	53,200
Fair value losses on financial instruments, net	2,520	—	—	2,520
Loss on sale of investment properties	891	—	—	891
Income before income taxes	26,086	—	—	26,086
Income tax recovery	(8,071)	—	—	(8,071)
Net income	34,157	—	—	34,157
Less net income attributable to non-controlling interests	1,031	—	—	1,031
Net income attributable to stapled unitholders	$33,126	—	—	$33,126
98 Granite REIT 2024 Third Quarter Report

Income Statement	Nine Months Ended September 30, 2024
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$421,096	—	—	$421,096
General and administrative expenses	30,609	—	—	30,609
Interest expense and other financing costs	66,086	—	—	66,086
Other costs and expenses, net	68,045	—	—	68,045
Share of (income) loss of Granite LP	—	(3)	3	—
Fair value gains on investment properties, net	(54,473)	—	—	(54,473)
Fair value losses on financial instruments, net	7,404	—	—	7,404
Income before income taxes	303,425	3	(3)	303,425
Income tax expense	26,298	—	—	26,298
Net income	277,127	3	(3)	277,127
Less net income attributable to non-controlling interests	279	—	(3)	276
Net income attributable to stapled unitholders	$276,848	3	—	$276,851

Income Statement	Nine Months Ended September 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$391,403	—	—	$391,403
General and administrative expenses	31,976	—	—	31,976
Interest expense and other financing costs	55,827	—	—	55,827
Other costs and expenses, net	64,507	—	—	64,507
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value losses on investment properties, net	139,747	—	—	139,747
Fair value losses on financial instruments, net	1,869	—	—	1,869
Loss on sale of investment properties	1,496	—	—	1,496
Income before income taxes	95,981	1	(1)	95,981
Income tax recovery	(10,513)	—	—	(10,513)
Net income	106,494	1	(1)	106,494
Less net income attributable to non-controlling interests	1,151	—	(1)	1,150
Net income attributable to stapled unitholders	$105,343	1	—	$105,344

Granite REIT 2024 Third Quarter Report 99

Statement of Cash Flows	Three Months Ended September 30, 2024
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$111,847	1	(1)	$111,847
Items not involving operating cash flows	(28,032)	(1)	1	(28,032)
Changes in working capital balances	13,626	125	—	13,751
Other operating activities	9,118	—	—	9,118
Cash provided by operating activities	106,559	125	—	106,684
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(2)	—	—	(2)
Additions to income-producing properties	(18,596)	—	—	(18,596)
Additions to development properties	(763)	—	—	(763)
Construction funds in escrow	(14)	—	—	(14)
Other investing activities	(1,507)	—	—	(1,507)
Cash used in investing activities	(20,882)	—	—	(20,882)
FINANCING ACTIVITIES
Distributions paid	(51,760)	—	—	(51,760)
Other financing activities	(236)	—	—	(236)
Cash used in financing activities	(51,996)	—	—	(51,996)
Effect of exchange rate changes	(1,575)	—	—	(1,575)
Net increase in cash and cash equivalents during the period	$32,106	125	—	$32,231

100 Granite REIT 2024 Third Quarter Report

Statement of Cash Flows	Three Months Ended September 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$34,157	—	—	$34,157
Items not involving operating cash flows	44,654	—	—	44,654
Changes in working capital balances	(430)	76	—	(354)
Other operating activities	6,820	—	—	6,820
Cash provided by operating activities	85,201	76	—	85,277
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(137)	—	—	(137)
Proceeds from disposal, net	19,684	—	—	19,684
Additions to income-producing properties	(10,922)	—	—	(10,922)
Additions to development properties	(14,794)	—	—	(14,794)
Construction funds in escrow	(82)	—	—	(82)
Other investing activities	(1,081)	—	—	(1,081)
Cash used in investing activities	(7,332)	—	—	(7,332)
FINANCING ACTIVITIES
Distributions paid	(51,002)	—	—	(51,002)
Other financing activities	10,697	—	—	10,697
Cash used in financing activities	(40,305)	—	—	(40,305)
Effect of exchange rate changes	1,503	—	—	1,503
Net increase in cash and cash equivalents during the period	$39,067	76	—	$39,143
Granite REIT 2024 Third Quarter Report 101

Statement of Cash Flows	Nine Months Ended September 30, 2024
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$277,127	3	(3)	$277,127
Items not involving operating cash flows	(28,780)	(3)	3	(28,780)
Changes in working capital balances	7,625	(47)	—	7,578
Other operating activities	11,454	—	—	11,454
Cash provided by (used in) operating activities	267,426	(47)	—	267,379
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(829)	—	—	(829)
Additions to income-producing properties	(38,471)	—	—	(38,471)
Additions to development properties	(2,795)	—	—	(2,795)
Construction funds released from escrow	61	—	—	61
Other investing activities	(7,412)	—	—	(7,412)
Cash used in investing activities	(49,446)	—	—	(49,446)
FINANCING ACTIVITIES
Distributions paid	(156,088)	—	—	(156,088)
Other financing activities	(45,454)	—	—	(45,454)
Cash used in financing activities	(201,542)	—	—	(201,542)
Effect of exchange rate changes	963	—	—	963
Net increase (decrease) in cash and cash equivalents during the period	$17,401	(47)	—	$17,354

102 Granite REIT 2024 Third Quarter Report

Statement of Cash Flows	Nine Months Ended September 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$106,494	1	(1)	$106,494
Items not involving operating cash flows	126,763	(1)	1	126,763
Changes in working capital balances	(2,619)	100	—	(2,519)
Other operating activities	6,400	—	—	6,400
Cash provided by operating activities	237,038	100	—	237,138
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(103,388)	—	—	(103,388)
Proceeds from disposals, net	43,782	—	—	43,782
Additions to income-producing properties	(60,586)	—	—	(60,586)
Additions to development properties	(57,919)	—	—	(57,919)
Construction funds released from escrow	4,805	—	—	4,805
Other investing activities	63,362	—	—	63,362
Cash used in investing activities	(109,944)	—	—	(109,944)
FINANCING ACTIVITIES
Distributions paid	(152,983)	—	—	(152,983)
Other financing activities	49,012	—	—	49,012
Cash used in financing activities	(103,971)	—	—	(103,971)
Effect of exchange rate changes	3	—	—	3
Net increase in cash and cash equivalents during the period	$23,126	100	—	$23,226
Granite REIT 2024 Third Quarter Report 103

17.	COMMITMENTS AND CONTINGENCIES

(a) The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite's insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the condensed combined financial statements. However, actual outcomes may differ from management's expectations.

(b) As at September 30, 2024, the Trust's contractual commitments totaled $31.4 million which are primarily comprised of costs to complete its ongoing construction and development projects and related tenant improvements.

(c) In connection with the acquisitions of investment properties located in Palmetto, Georgia on November 12, 2020 and in Locust Grove, Georgia on March 12, 2021, $131.3 million (US$97.1 million) of bonds were assumed. The authorized amount of the bonds is $140.6 million (US$104.0 million), of which $85.2 million (US$63.0 million) was outstanding as at September 30, 2024. The bonds provide for a real estate tax abatement for the acquired investment properties. Through a series of transactions, the Trust is both the bondholder and the obligor of the bonds. Therefore, in accordance with IAS 32, the bonds are not recorded in the condensed combined balance sheet.

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these potential commitments or contingencies, individually or in aggregate, would have a material impact on the condensed combined financial statements.

18.	SUBSEQUENT EVENTS

(a) On October 1, 2024, Granite completed the Arrangement to replace its stapled unit structure with a conventional REIT trust unit structure. As a result of and immediately following the Arrangement, each Granite unitholder held a number of Granite REIT units equal to the number of stapled units held prior to completion of the Arrangement, and Granite GP has become a wholly-owned subsidiary of Granite REIT. On October 3, 2024, the stapled units were delisted from the TSX and the NYSE, and the Granite REIT units trade on the TSX and the NYSE under the same ticker symbols “GRT.UN” and “GRP.U”, respectively. In connection with the completion of the Arrangement, Granite GP applied to cease to be a reporting issuer and ceased to be a reporting issuer on November 4, 2024.

(b) On October 4, 2024, Granite LP completed an offering of $800.0 million aggregate principal amount of senior unsecured debentures in two series (the "Offering"), which includes (i) $250.0 million aggregate principal amount of 3.999% Series 8 senior unsecured debentures due October 4, 2029 (the "October 2029 Debentures"); and (ii) $550.0 million aggregate principal amount of 4.348% Series 9 senior unsecured debentures due October 4, 2031.

On October 4, 2024, Granite LP also entered into a cross currency interest rate swap to exchange the Canadian dollar denominated principal and interest payments related to the October 2029 Debentures for Euro denominated principal and interest payments, resulting in an effective fixed interest rate of 3.494% for the five year term of the October 2029 Debentures.

104 Granite REIT 2024 Third Quarter Report

(c) On October 4, 2024, Granite LP repaid in full the outstanding US$400.0 million aggregate principal amount of the 2025 Term Loan, which had a maturity date of September 15, 2025, using the net proceeds from the Offering. The 2025 Term Loan was fully prepayable without penalty. In conjunction with the repayment, the 2025 Interest Rate Swap was terminated and the related mark to market asset was settled on October 4, 2024.

(d) On October 17, 2024, the Trust declared monthly distributions for October 2024 of $17.3 million or $0.2750 per unit (note 10).

Granite REIT 2024 Third Quarter Report 105

REIT Information

Board of Trustees	Officers	Office Location

Kelly Marshall Chairman Peter Aghar Trustee Robert D. Brouwer Trustee Remco Daal Trustee Kevan Gorrie Trustee Fern Grodner Trustee Al Mawani Trustee Sheila Murray Trustee Emily Pang Trustee Jennifer Warren Trustee
Kevan Gorrie
President and Chief Executive Officer

Teresa Neto
Chief Financial Officer

Lorne Kumer
Executive Vice President,
Head of Global Real Estate

Michael Ramparas
Executive Vice President,
Global Real Estate and
Head of Investments

Lawrence Clarfield
Executive Vice President,
General Counsel and
Corporate Secretary
77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240

Investor Relations Queries
Kevan Gorrie President and Chief Executive Officer (647) 925-7500 Teresa Neto Chief Financial Officer (647) 925-7560

Transfer Agents and Registrars

	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Stapled Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents
Copies of the financial statements for the year ended December 31, 2023 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Data Analysis and Retrieval Plus (SEDAR+), which can be accessed at www.sedarplus.ca. Other required securities filings can also be found on EDGAR and SEDAR+.

106 Granite REIT 2024 Third Quarter Report

Granite REIT

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240
www.granitereit.com